P.E. 12/31/01

North Central Bancshares, Inc.

Holding Company for

First Federal Savings Bank
OF IOWA
First for You!

2001 Annual Report

TABLE OF CONTENTS

This Annual Report to Shareholders contains certain forward looking statements consisting of estimates with respect to the financial condition, results of operations (including noninterest expense and availability of potential tax credits) and business of Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include changes in general, economic and market conditions, the development of an adverse interest rate environment that adversely affects the interest rate spread or other income anticipated from the Company's operations and investments, and changes in depositor preferences for financial products. The Company does not undertake to update any forward looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

North Central Bancshares, Inc.

825 Central Avenue • PO Box 1237
Fort Dodge, Iowa 50501-1237

MESSAGE OF THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear Shareholders:

We are pleased to report to you the operating results of North Central Bancshares, Inc. ("North Central Bancshares" or the "Company") for the year ended December 31, 2001. North Central Bancshares is the holding company for First Federal Savings Bank of Iowa (the "Bank).

For the year ended December 31, 2001, North Central Bancshares' net income was $4.5 million or $2.41 diluted earnings per share, as compared to net income of $4.0 million, or $2.00 diluted earnings per share, for the year ended December 31, 2000. Some of our achievements during the past year include:

2001 HIGHLIGHTS

* Total net income and earnings per share reached new Company highs.
    * Total net income reached $4.5 million, an 11.5% increase over the prior year.
    * Earnings per share reached a high of $2.41, a 20.5% increase over the prior year.
* Repurchased a total of 246,800 shares or 12.9% of outstanding stock during the year ended December 31, 2001.
* Increased quarterly dividends in April 2001 to $0.15 per share, a 20% increase.
* Non-interest income increased to $5.1 million, a 26.9% increase over the prior year.
* Loans originated during 2001 exceeded a record $120 million.
* Received regulatory approval to establish a new branch in Ankeny, Iowa.

I want to thank our outstanding staff who helped make 2001 another successful year for the Company. The directors, officers and staff of North Central Bancshares, Inc. and its subsidiary, First Federal Savings Bank of Iowa, wish to thank you for your continued interest and support. We remain committed to increasing shareholder value.

Sincerely,

David M. Bradley
Chairman, President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated financial and other data of North Central Bancshares, Inc. set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

	At December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Selected Consolidated Financial Condition Data:					
Total assets	$ 379,375	$ 388,998	$ 367,433	$ 336,690	$ 221,954
Cash (noninterest bearing)	2,259	2,519	8,542	2,435	982
Loans receivable, net:(1)					
First mortgage loans secured by one-to-four family residences	159,943	174,413	161,547	145,967	114,286
First mortgage loans secured by multifamily properties	73,311	74,644	71,503	63,285	49,895
First mortgage loans secured by commercial properties	25,263	23,825	17,470	11,168	3,724
Consumer loans	49,464	45,144	36,239	33,612	23,344
Total loans receivable, net	307,981	318,026	286,759	254,032	191,249
Investment securities(2)	49,016	49,682	53,820	63,084	22,279
Deposits	268,814	261,167	271,031	246,690	141,124
Borrowed funds	71,413	88,592	55,715	38,832	28,550
Total shareholders' equity	35,913	36,398	38,127	48,207	50,417

	For the Year Ended December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Selected Operating Data:					
Interest income	$ 27,500	$ 27,284	$ 24,556	$ 23,602	$ 16,205
Interest expense	16,514	16,707	13,604	12,869	7,900
Net interest income before provision for loan losses	10,986	10,577	10,952	10,733	8,305
Provision for loan losses	210	120	120	210	240
Net interest income after provision for loan losses	10,776	10,457	10,832	10,523	8,065
Noninterest income:					
Fees and service charges	1,993	1,592	1,485	1,243	657
Abstract fees	1,506	1,233	1,421	1,584	1,222
Other income	1,593	1,189	1,157	1,088	658
Total noninterest income	5,092	4,014	4,063	3,915	2,537
Noninterest expense:					
Salaries and employee benefits	4,500	4,103	4,026	3,482	2,209
Premises and equipment	1,226	1,092	931	812	444
Data processing	470	455	522	553	258
SAIF deposit insurance premiums	50	55	147	143	85
Goodwill	472	472	472	436	28
Other expenses	2,328	2,410	2,356	2,146	1,553
Total noninterest expense	9,046	8,587	8,454	7,572	4,577
Income before income taxes	6,822	5,884	6,441	6,866	6,025
Income tax expense	2,347	1,873	2,241	2,481	2,108
Net income	$ 4,475	$ 4,011	$ 4,200	$ 4,385	$ 3,917

	At or for the Year Ended December 31,				
	2001	2000	1999	1998	1997
Key Financial Ratios and Other Data:					
Performance Ratios: (%)					
Net interest rate spread (difference between average yield on interest-earning assets and average cost of interest-bearing liabilities)	2.68%	2.57%	2.86%	2.81%	2.87%
Net interest margin (net interest income as a percentage of average interest-earning assets)	3.03	2.95	3.35	3.50	4.06
Return on average assets (net income divided by average total assets)	1.17	1.06	1.21	1.35	1.86
Return on average equity (net income divided by average equity)	12.21	11.08	9.51	8.73	7.94
Noninterest income to average assets	1.33	1.07	1.21	1.21	1.20
Efficiency ratio(3)	56.26	58.85	56.30	51.69	42.21
Noninterest expense to average assets	2.36	2.28	2.45	2.34	2.17
Net interest income after provision for loan losses to noninterest expenses	119.12	121.78	128.13	138.97	176.22
Financial Condition Ratios: (%) (4)					
Equity to assets at period end	9.47	9.36	10.38	14.32	22.72
Tangible equity to tangible assets at period end (5) (6)	8.03	7.84	8.68	12.42	22.32
Average shareholders' equity divided by average total assets	9.57	9.61	12.77	15.52	23.38
Average tangible shareholders equity divided by average tangible total assets (5) (6)	8.10	8.00	10.94	13.71	22.96
Average interest-earning assets to average interest-bearing liabilities	107.54	108.31	112.05	116.28	130.97
Asset Quality Ratios: (%) (4)					
Nonaccrual loans to total net loans	0.09	0.33	0.07	0.38	0.08
Nonperforming assets to total assets(7)	0.36	0.28	0.20	0.34	0.10
Allowance for loan losses as a percent of total loans receivable at end of period	0.92	0.88	0.95	1.03	1.10
Allowance for loan losses to nonaccrual loans	1,042.07	274.08	1,301.13	279.72	1,468.33
Per Share Data:					
Book value per share	$21.12	$19.04	$16.86	$16.26	$15.43
Tangible book value per share(5)	17.65	15.71	13.83	13.79	15.09
Basic earnings per share (8)	2.54	2.04	1.64	1.44	1.23
Diluted earnings per share (9)	2.41	2.00	1.60	1.40	1.21
Dividends declared per share	0.60	0.50	0.40	0.32	0.25
Dividend payout ratio	0.25	0.25	0.24	0.22	0.20

(Notes on following page)

(1) Loans receivable, net represents total loans less discounts, loans in process, net deferred loan fees and allowance for loan losses. The allowance for loan losses at December 31, 2001, 2000, 1999, 1998 and 1997 was $2.9 million, $2.8 million, $2.8 million, $2.7 million and $2.2 million, respectively.

(2) Includes interest-bearing deposits with the Federal Home Loan Bank of Des Moines (the "FHLB").

(3) Efficiency ratio represents noninterest expense divided by the sum of net interest income before provision for loan losses plus noninterest income.

(4) Asset Quality Ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(5) Tangible equity consists of stockholders' equity less goodwill and title plant. Goodwill and title plant at December 31, 2001, 2000, 1999, 1998 and 1997 was $5.9 million, $6.4 million, $6.8 million, $7.3 million and $1.1 million, respectively.

(6) Tangible assets consists of total assets less goodwill and title plant. Goodwill and title plant at December 31, 2001, 2000, 1999, 1998 and 1997 was $5.9 million, $6.4 million, $6.8 million, $7.3 million and $1.1 million, respectively.

(7) Nonperforming assets consists of nonaccrual loans, foreclosed real estate and other nonperforming assets.

(8) Basic earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding. The weighted average number of shares outstanding for basic earnings per share computation for 2001, 2000, 1999, 1998 and 1997 were 1,762,900, 1,963,686, 2,562,940, 3,048,148 and 3,184,269, respectively.

(9) Diluted earnings per share information is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the effect of dilutive potential common shares outstanding which consists of stock options granted. The weighted average number of shares outstanding for diluted earnings per share computation for 2001, 2000, 1999, 1998 and 1997 were 1,856,643, 2,006,340, 2,621,542, 3,132,833 and 3,241,069, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

North Central Bancshares, Inc. (the "Holding Company"), an Iowa corporation, is the holding company for First Federal Savings Bank of Iowa (the "Bank"), a federally chartered savings bank. Collectively, the Holding Company and the Bank are referred to herein as the "Company." The Holding Company conducts business as a unitary savings and loan holding company and the principal business of the Holding Company consists of the operation of its wholly-owned subsidiary, the Bank.

The profitability of the Company depends primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of loans and investment securities, and the interest paid on interest-bearing liabilities, which primarily consist of deposits and advances from the FHLB. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's net income is affected by its level of noninterest income which primarily consists of service fees and charges, abstract fees and mortgage banking income, and noninterest expense, which primarily consists of compensation and employee benefit expenses, premises and equipment and data processing. Net income also is affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company.

Acquisition of Valley Financial Corp.

As of the close of business on January 30, 1998 (the "Effective Time"), the Company completed the acquisition (the "Acquisition") of Valley Financial Corp., ("Valley Financial"), pursuant to an Agreement and Plan of Merger, dated as of September 18, 1997, (the "Merger Agreement"). The Acquisition resulted in the merger of Valley Financial's wholly owned subsidiary, Valley Savings Bank, ("Valley Savings") with and into the Bank, with the Bank as the resulting financial institution. Valley Savings, headquartered in Burlington, Iowa, was a federally-chartered stock savings bank with three branch offices located in southeastern Iowa.

In connection with the Acquisition, each share of Valley Financial's common stock, par value $1.00 per share, issued and outstanding (other than shares held as treasury stock of Valley Financial) was cancelled and converted automatically into the right to receive $525.00 per share in cash pursuant to the terms and conditions of the Merger Agreement. As a result of the Acquisition, shareholders of Valley Financial were paid $14,726,250 in cash.

Business Strategy

The Company's current business strategy is to operate the Bank as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Company has sought to implement this strategy primarily by using deposits and advances from the FHLB as its source of funds and maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate, multi-family loans and commercial real estate located both inside and outside the Company's market area, consumer and other loans and in other liquid investment securities. Specifically, the Company's business strategy incorporates the following elements: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a locally-headquartered institution can offer; (2) maintaining high asset quality by emphasizing investment in residential mortgage, multifamily and commercial real estate loans, consumer loans and securities issued or guaranteed by the United States Government or agencies thereof and mortgage-backed securities; (3) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels can be maintained; (4) controlling noninterest expenses; (5) managing interest rate risk exposure while achieving desirable levels of profitability; and (6) increasing noninterest income through other increases in fees and service charges and mortgage banking income.

Highlights of the Company's business strategy are as follows:

Community-Oriented Institution. The Company is committed to meeting the financial needs of the communities in which it operates. Based in part on its participation in several different programs designed to facilitate residential lending to low- and moderate-income households, the Bank has received an "Outstanding" Community Reinvestment Act rating. The Company believes it is large enough to provide a full range of personal and business financial services and yet is small enough to be able to provide such services on a personalized and efficient basis. Management believes that the Company can be more effective in servicing its customers than many of its competitors which are not headquartered locally. Such proximity allows senior management of the Bank to quickly and personally respond to customer needs and inquiries.

Strong Retail Deposit Base. In 2001, the Company had a relatively strong and stable retail deposit base drawn from its offices located in Fort Dodge, Ames, Nevada, Perry, Burlington and Mount Pleasant, Iowa. At December 31, 2001, 33.7% of the deposit base, or $90.6 million, consisted of core deposits, which included money market accounts, savings accounts, NOW accounts, and noninterest-bearing demand accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize retail deposits by providing quality customer service, offering competitive rates on deposit accounts, and providing depositors with a full range of accounts.

Asset Quality and Emphasis on Residential Mortgage Lending. The Company has historically emphasized residential real estate financing. The Company expects to continue its commitment to financing the purchase or improvement of residential real estate in its market area. At December 31, 2001, 42.2% of the Company's total assets consisted of one-to-four family residential first mortgage loans. To supplement local mortgage loan originations and to diversify its mortgage loan portfolio geographically, the Company has purchased loans in the secondary mortgage market, with an emphasis on multifamily and commercial real estate loans secured by properties outside the State of Iowa (the "out of state properties"). At December 31, 2001, the Company's portfolio of loans which were either originated or purchased by the Company and secured by out of state properties consisted of $8.6 million of one-to-four family residential mortgage loans, or 2.7% of the Company's total loan portfolio, and $90.2 million of multifamily and commercial real estate loans, or 28.9% of the Company's total loan portfolio. At December 31, 2001, the Company's ratio of nonperforming assets to total assets was 0.36%. The Company also invests in United States Government agencies, State and Local Obligations, mortgage-backed securities, interest-earning deposits, equity securities and FHLB stock.

Generally, the yield on mortgage loans originated and purchased by the Company is greater than that of securities purchased by the Company. Future economic conditions and continued strong banking competition could result in diminished lending opportunities. The Company may increase its investment in securities and in purchased mortgage loans outside its market area.

Capital Strength and Controlled Internal Growth. Total equity decreased from $50.4 million at December 31, 1997 to $35.9 million at December 31, 2001, a decrease of 28.8%, a decrease primarily attributable to funds used for repurchases of common stock and dividends paid to shareholders in excess of net income. Total assets have increased by $157.4 million, or 70.9%, since December 31, 1997. As a result, the ratio of total equity to total assets has decreased from 22.7% at December 31, 1997 to 9.5% at December 31, 2001. The Company's growth can be attributed to the Acquisition and the Company's emphasis on the origination and purchase of residential mortgage loans, the purchase of multifamily and commercial mortgage loans and the origination of consumer loans. The Company's growth has been funded through a combination of FHLB advances and deposit growth. The Company intends to maintain strong levels of total equity and capital ratios by controlling growth to the extent that adequate capital levels can be maintained.

Acquisition Strategy. The Acquisition resulted in an increase in total assets of approximately 42.0%, making in management's opinion a more effective use of the Company's excess capital. The Company intends to continue evaluating the possibility of acquiring branch offices and other financial institutions, which involves executing confidentiality agreements and conducting due diligence. Such evaluations by the Company provide no indication of the likelihood that the Company will enter into any agreement to engage in an acquisition transaction as, in many instances, such transactions are subject to competitive bidding and, in every instance, are subject to extensive arm's length negotiations once the Company's evaluation is complete.

Increasing Noninterest Income. The Company has attempted to increase its level of noninterest income from both new and traditional lines of business to supplement net interest income. The Company currently owns abstract companies in Webster, Boone and Jasper counties in Iowa, through First Iowa Title Services, Inc. ("First Iowa"), the Bank's wholly owned subsidiary. The abstract business performed by First Iowa replaces the function of a title insurance company. The Company believes that First Iowa can continue to be an excellent source of fee income. Noninterest income from such business for the year ended December 31, 2001 was $1.5 million, offset by noninterest expense attributable to First Iowa. Mortgage banking income is generated by the Bank and a mortgage banking company in Ames, Iowa, First Iowa Mortgage, Inc. ("First Iowa Mortgage"), the Bank's wholly owned subsidiary. On January 30, 1998, the Company acquired First Iowa Mortgage as a part of the Acquisition of Valley Financial. Non-interest income for such business for the year ended December 31, 2001 was $779,000, offset by non-interest expense attributable to the Bank and First Iowa Mortgage.

Liquidity and Interest Rate Risk Management. Management seeks to manage the Company's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities while maintaining an acceptable interest rate spread. At December 31, 2001, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $35.1 million, representing a one-year gap to total assets ratio of negative 9.24% as compared to a negative 7.7% at December 31, 2000. To reduce the potential volatility of the Company's earnings in a changing interest rate environment, the Company has emphasized the origination of 5 and 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years, adjustable-rate loans, investment in short to medium term U. S. Government agencies, mortgage-backed securities, municipal securities and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. See "— Discussion of Market Risk — Interest Rate Sensitivity Analysis".

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, amortization and prepayment of loans, other borrowings, maturities of securities and other investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests in short-to-medium term interest-earning assets, which provide liquidity to meet lending requirements. At December 31, 2001, $1.2 million, or 17.1%, of the Company's investment portfolio, excluding equity and mortgage backed securities and mutual funds, was scheduled to mature in one year or less and $1.4 million, or 19.4%, was scheduled to mature in one to five years and $4.4 million, or 63.5%, was scheduled to mature in more than five years. Certificates of deposit scheduled to mature in less than one year, at December 31, 2001, totaled $94.7 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. The amount of eligible collateral for blanket lien pledges from the FHLB was $150.9 million as of December 31, 2001. For additional information about cash flows from the Company's operating, financing and investing activities, see the Statements of Cash Flows included in the Consolidated Financial Statements.

At December 31, 2001, the Company had outstanding loan commitments of $11.0 million. This amount does not include undisbursed overdraft loan privileges and the undisbursed home equity lines of credit. The Company monitors its liquidity position and expects to have sufficient funds to meet its current funding commitments.

The main sources of liquidity for the Holding Company are net proceeds from the sale of stock and payments from the Bank in the form of dividends and loan repayments. The main cash outflows are payments of dividends to shareholders and funds used to repurchase the Common Stock. During 2001, the Holding

Company repurchased 246,800 shares of its Common Stock. The Holding Company's ability to pay dividends to shareholders depends substantially on dividends and loan payments received from the Bank. The Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital requirements or the amount required to be maintained for the liquidation account. For a description of the liquidation account, see Note 16 to the Consolidated Financial Statements. Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, however, it is subject to the requirements of Iowa law. Iowa law generally prohibits the Holding Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Holding Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The primary investing activities of the Company are the origination and purchase of mortgage and other loans and the purchase of securities. During the years ended December 31, 2001, 2000 and 1999, the Company's disbursements for loan originations and purchases totaled $150.4 million, $99.8 million and $127.2 million, respectively. These activities were funded primarily by net deposit inflows, principal repayments on loans, proceeds from the sale of loans, proceeds from the maturity and sale of securities and FHLB advances. Net cash flows provided by (used in) investing activities amounted to $20.5 million, $(25.4) million and $(37.2) million for the years ended December 31, 2001, 2000 and 1999, respectively. Net cash flows provided by (used in) financing activities amounted to $(15.0) million, $16.4 million and $28.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The OTS regulations require savings associations, such as the Bank, to meet three minimum capital standards: a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OTS regulations; a leverage ratio requirement of 3% of core capital to such adjusted total assets; and a risk-based capital ratio requirement of 8% of core and supplementary capital to total risk-based assets. The Bank satisfied these minimum capital standards at December 31, 2001 with tangible and leverage capital ratios of 7.84% and a total risk-based capital ratio of 14.26%. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights, which range from 0% for cash and obligations issued by the United States Government or its agencies to 100% for consumer and commercial loans, as assigned by the OTS capital regulations. These capital requirements, which are applicable to the Bank only, do not consider additional capital held at the Holding Company level, and require certain adjustments to shareholder's equity to arrive at the various regulatory capital amounts.

The table below presents the Bank's regulatory capital amounts as compared to the OTS regulatory capital requirements at December 31, 2001:

	Amount	Capital Requirements	Excess Capital
		(In thousands)	
Tangible capital	$ 29,239	$ 5,596	$ 23,643
Core capital	29,239	11,191	18,048
Risk-based capital	32,048	17,982	14,066

Discussion of Market Risk—Interest Rate Sensitivity Analysis

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. Since all of the Company's interest-bearing liabilities and virtually all of the Company's interest-earning assets are located at the Bank, virtually all of the Company's interest rate risk management procedures are performed at the Bank level. Based upon the Bank's nature of operations, the

Bank is not subject to foreign currency exchange or commodity price risk. The Bank's real estate loan portfolio, within Iowa, is subject to risks associated with the local economy. The Company has sought to diversify its loan portfolio by purchasing loans secured by properties outside of Iowa. At December 31, 2001, 31.7% of the Company's loan portfolio was secured by properties outside the State of Iowa, located in twenty-three states. See "Asset Quality." The Bank does not own any trading assets. At December 31, 2001, neither the Company nor the Bank had any hedging transactions in place, such as interest rate swaps and caps.

The Company seeks to manage its interest risk by monitoring and controlling the variation in repricing intervals between its assets and liabilities. To a lesser extent, the Company also monitors its interest rate sensitivity by analyzing the estimated changes in market value of its assets and liabilities assuming various interest rate scenarios. As discussed more fully below, there are a variety of factors which influence the repricing characteristics of any given asset or liability.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The "interest rate sensitivity gap" is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

The Company's policy in recent years has been to manage its exposure to interest rate risk generally by focusing on the maturities of its interest rate sensitive assets and by emphasizing adjustable-rate mortgage loans and short term consumer loans, and maintaining a level of liquidity by investing in short to medium term mortgage-backed securities and short-term interest-earning deposits. The Company generally offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms.

At December 31, 2001, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $35.1 million, representing a one-year gap ratio of negative 9.2%, compared to a one-year gap ratio of negative 7.7% at December 31, 2000. To manage the potential volatility of the Company's earnings in a changing interest rate environment, the Company has emphasized the origination of 5 and 7-year fixed rate mortgage loans that convert to adjustable rates at the conclusion of their initial terms and have overall maturities of up to 30 years and short term consumer loans and has sought to lengthen the terms of its deposits through its pricing strategies with respect to longer term certificates of deposit. The Chief Executive Officer regularly meets with the Bank's senior executive officers to review trends in deposits as well as mortgage and consumer lending. The Chief Executive Officer also regularly meets with the investment committee to review the investment portfolio. The Chief Executive Officer reports quarterly to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

Gap Table. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001 which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of term of repricing or the contractual terms of the asset or liability. Certain assumptions used in preparing the table are set forth in the following table. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

	At December 31, 2001 (1)						
	Within 1 Year	1-3 Years	3-5 Years	5-10 Years	10-20 Years	Over 20 Years	Total
	(Dollars in thousands)						
Interest-earning assets:							
First mortgage loans							
Adjustable (2)	$ 74,511	$ 73,822	$ 34,093	$ —	$ —	$ —	$ 182,426
Fixed (2)	19,992	27,006	16,311	19,371	1,545	26	84,611
Consumer and other loans	19,600	20,547	9,598	406	8	—	50,159
Investment securities(3)(4)	32,062	3,641	3,483	2,721	777	—	42,684
Total interest-earning assets	$ 146,165	$ 125,016	$ 63,485	$ 22,858	$ 2,330	$ 26	$ 359,880
Rate sensitive liabilities:							
Savings accounts	$ 3,719	$ 5,649	$ 3,892	$ 5,223	$ 2,868	$ 526	$ 21,877
NOW accounts	12,494	12,830	5,092	3,019	329	3	33,767
Money market accounts	22,196	5,900	—	—	—	—	28,096
Certificate accounts	94,705	53,027	30,392	85	—	—	178,209
Noninterest bearing deposits	6,864	—	—	—	—	—	6,864
FHLB advances and other liabilities	41,253	22,111	5,036	3,013	—	—	71,413
Total interest-bearing liabilities	$ 181,231	$ 99,517	$ 44,412	$ 11,340	$ 3,197	$ 529	$ 340,226
Interest sensitivity gap	$ (35,066)	$ 25,499	$ 19,073	$ 11,518	$ (867)	$ (503)	
Cumulative interest-sensitivity gap	$ (35,066)	$ (9,567)	$ 9,506	$ 21,024	$ 20,157	$ 19,654	
Interest sensitivity gap to total assets	(9.24)%	6.72%	5.03%	3.04%	(0.23)%	(0.13)%	
Cumulative interest-sensitivity gap to total assets	(9.24)	(2.52)	2.51	5.54	5.31	5.18	
Ratio of interest-earning assets to interest-bearing liabilities	80.65	125.62	142.95	201.57	72.88	4.91	105.78
Cumulative ratio of interest-earning assets to interest-bearing liabilities	80.65	96.59	102.92	106.25	105.93	105.78	105.78
Total assets	$ 379,375	$ 379,375	$ 379,375	$ 379,375	$ 379,375	$ 379,375	$ 379,375
Cumulative interest bearing assets	$ 146,165	$ 271,181	$ 334,666	$ 357,524	$ 359,854	$ 359,880	$ 359,880
Cumulative interest sensitive liabilities	$ 181,231	$ 280,748	$ 325,160	$ 336,500	$ 339,697	$ 340,226	$ 340,226

(1) The following assumptions were used in regard to prepayment speed for loans: (i) all multifamily loans (both fixed and adjustable rate) and all commercial real estate loans (both fixed and adjustable rate) will prepay at 12 percent per year, (ii) one-to-four family fixed rate loans will prepay at 15 percent per year, (iii) one-to-four family adjustable rate loans, mortgage backed securities and all other loans will prepay at 20 percent per year. Besides prepayment assumptions, the chart above also includes normal principal payments based upon the loan contractual agreements. Savings accounts are assumed to be withdrawn at an annual rate of 17 percent. NOW accounts are assumed to be withdrawn at an annual rate of 37 percent, Money Market accounts are assumed to be withdrawn at 79 percent during the first year with the balance being withdrawn within the one-to-three year category. These assumptions are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. Certain short comings are inherent in the analysis presented by the foregoing table.

(2) Includes $316,000 and $6.0 million in mortgage-backed securities in adjustable and fixed first mortgage loans, respectively.

(3) Includes other equity securities, interest-bearing deposits and FHLB stock, all of which are shown in the within-one-year category. Components include interest-bearing deposits of $17.7 million and securities available for sale of $13.7 million.

(4) Includes $6.0 million of FHLMC preferred stock and $5.4 million of FNMA preferred stock, which are included in the appropriate repricing category based upon their call dates.

Certain shortcomings are inherent in the method of analysis presented in the Gap Table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

NPV Analysis. As part of its efforts to maximize net interest income and manage the risks associated with changing interest rates, management uses the "market value of portfolio equity" ("NPV") methodology which the OTS has adopted as part of its capital regulations.

Under this methodology, interest rate risk exposure is assessed by reviewing the estimated changes in Net Interest Income ("NII") and NPV which would hypothetically occur if interest rates rapidly rise or fall along the yield curve. Projected values of NII and NPV at both higher and lower regulatory defined rate scenarios are compared to base case values (no change in rates) to determine the sensitivity to changing interest rates.

Presented below, as of December 31, 2001, is an analysis of the Company's interest rate risk ("IRR") as measured by changes in NPV and NII for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. Such limits have been established with consideration of the impact of various rate changes and the Company's current capital position.

Interest Rate Sensitivity of Net Portfolio Value (NPV)(1)

	Net Portfolio Value			NPV as % of PV of Assets	
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)				
+300 bp	33,685	-5,675	-14	9.02	-107bp
+200 bp	36,251	-3,109	-8	9.56	-54bp
+100 bp	38,300	-1,059	-3	9.95	-15bp
0 bp	39,360	—	—	10.10	—
-100 bp	38,971	- 389	-1	9.90	-20bp

(1) Denotes rate shock used to compute interest rate risk capital component.

As is the case with the Gap Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV Table presented assumes that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV Table provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

Asset Quality

Delinquencies. The Company's collection procedures provide that when a loan is 15 days past due, a computer-generated late charge notice is sent to the borrower requesting payment, plus a late charge for mortgage loans. If delinquency continues, on the 20th day past due, a telephone call is made to the borrower seeking payment. If the loan is 30 days past due, a delinquent notice is mailed along with a letter advising that the mortgagors are in violation of the terms of their mortgage contract. If a loan becomes 60 days past due, the loan becomes subject to possible legal action. After 90 days, if satisfactory payment terms are not reached with the borrower, foreclosure proceedings are initiated. To the extent required by the Department of Housing and Urban Development ("HUD") regulations, generally within 45 days of delinquency, a Section 160 HUD notice is given to the borrower which provides access to consumer counseling services.

It is sometimes necessary and desirable to arrange special repayment schedules with mortgagors to prevent foreclosure or filing for bankruptcy. The mortgagors are required to submit a written repayment schedule which is closely monitored for compliance. Under these terms, the account is brought to date, usually within a few months.

Nonperforming Assets. Loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Mortgage loans and consumer loans are placed on nonaccrual status generally when either principal or interest is more than 90 days past due. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

Real estate acquired by the Company as a result of foreclosure or by deed in lieu of foreclosure is deemed foreclosed real estate until such time as it is sold. In general, the Company considers collateral for a loan to be in substance foreclosed if: (i) the borrower has little or no equity in the collateral; (ii) proceeds for repayment of the loan can be expected to come only from the operation or sale of the collateral; and (iii) the borrower has either formally or effectively abandoned control of the collateral to the Company, or retained control of the collateral but is unlikely to be able to rebuild equity in the collateral or otherwise repay the loan in the foreseeable future.

When foreclosed real estate is acquired or otherwise deemed foreclosed real estate, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed by management, and any subsequent decline in fair value is charged to operations. At December 31, 2001, the Company's foreclosed real estate consisted of 13 properties with an aggregate value of $1.1 million.

Delinquent Loans, Nonaccrual Loans and Nonperforming Assets. The following table sets forth information regarding loans on nonaccrual status and foreclosed real estate of the Company at the dates indicated. At the dates indicated, the Company did not have any material restructured loans and did not have any loans that were ninety days past due and still accruing interest.

	At December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Nonaccrual loans and nonperforming assets:					
First mortgage loans:					
One-to-four family residential	$ 130	$ 237	$ 111	$ 403	$ 122
Multifamily and commercial properties	37	556	—	423	—
Consumer loans:	109	244	102	130	25
Total nonaccrual loans	276	1,037	213	956	147
Total foreclosed real estate(1)	1,074(2)	64	503	187	67
Other nonperforming assets	—	—	—	1	—
Total nonperforming assets	$ 1,350	$ 1,101	$ 716	$ 1,144	$ 214
Total nonaccrual loans to net loans receivable	0.09%	0.33%	0.07%	0.38%	0.08%
Total nonaccrual loans to total assets	0.07	0.27	0.06	0.28	0.07
Total nonperforming assets to total assets	0.36	0.28	0.19	0.34	0.10

(1) Represents the net book value of property acquired by the Company through foreclosure or deed in lieu of foreclosure. Upon acquisition, this property is recorded at the lower of cost or fair value less estimated selling expenses.

(2) Includes one commercial real estate property in the amount of $489,000 which was originated by Valley Savings Bank prior to the Acquisition.

The following table sets forth information with respect to loans delinquent 60-89 days in the Company's portfolio at the dates indicated.

	At December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Loans past due 60-89 days:					
First mortgage loans:					
One-to-four family residential	$1,083	$ 590	$ 521	$1,070	$ 275
Multifamily and commercial properties	—	—	491	22	—
Consumer loans	153	96	198	270	135
Total past due 60-89 days	$1,236	$ 686	$1,210	$1,362	$ 410

The following table sets forth information with respect to the Company's delinquent loans and other problem assets at December 31, 2001.

	At December 31, 2001	
	Balance	Number
	(Dollars in thousands)	
One-to-four family first mortgage loans:		
Loans 60 to 89 days delinquent	$ 1,083	26
Loans 90 days or more delinquent	130	5
Multifamily and commercial first mortgage loans:		
Loans 60 to 89 days delinquent	-	-
Loans 90 days or more delinquent	37	1
Consumer Loans:		
Loans 60 to 89 days delinquent	153	22
Loans 90 days or more delinquent	109	24
Foreclosed real estate	1,074	13
Other nonperforming assets	-	-
Loans to facilitate sale of foreclosed real estate	109	1
Special mention loans	798	33

Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payments, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. At December 31, 2001, the Company had $798,000 of special mention loans, consisting of fourteen loans secured by one-to-four family residences and nineteen consumer loans.

The following table sets forth the aggregate amount of the Company's classified assets at the dates indicated.

	At December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Substandard assets	$ 1,291	$ 1,087	$ 689	$ 745	$ 208
Doubtful assets	—	—	—	—	—
Loss assets	59	53	60	35	18
Total classified assets	$ 1,350	$ 1,140	$ 749	$ 780	$ 226

Allowance for Loan Losses. It is management's policy to provide an allowance for probable losses on the Company's loan portfolio based on management's evaluation of the prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily loans, substantially all of which are purchased and are collateralized by properties located outside of the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate reserves or allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. During the years ended December 31, 2001, 2000 and 1999 the Company's provision for loan losses were $210,000, $120,000 and $120,000, respectively. The increase in the provision for loan loss is primarily due to the increase in nonperforming assets, increases in net charge-offs and general economic conditions. The Company's allowance for loan losses totaled $2.9 million, $2.8 million and $2.8 million at December 31, 2001, 2000 and 1999, respectively.

Management believes that the allowances for losses on loans and foreclosed real estate are adequate. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Analysis of the Allowance for Loan Losses. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

	For the Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Total loans outstanding	$311,826	$322,408	$291,760	$259,360	$194,626
Average net loans outstanding	318,197	307,104	265,553	246,510	175,284
Allowance balances (at beginning of period)	2,843	2,776	2,676	2,151	1,953
Provisions for losses	210	120	120	210	240
Effect of- Valley Financial Corporation	—	—	—	343	—
Charge-Offs:					
First mortgage loans	15	15	5	6	21
Consumer loans	168	41	23	23	31
Recoveries:					
First mortgage loans	—	—	—	—	—
Consumer loans	13	3	8	1	10
Net charge-offs	170	53	20	28	42
Allowance balance (at end of period)	$ 2,883	$ 2,843	$ 2,776	$ 2,676	$ 2,151
Allowance for loan losses as a percent of total loans receivable at end of period	0.92%	0.88%	0.95%	1.03%	1.10%
Net loans charged off as a percent of average net loans outstanding	0.05	0.02	0.01	0.01	0.02
Ratio of allowance for loan losses to total nonaccrual loans at end of period	1,042.07	274.08	1,301.13	279.72	1,468.33
Ratio of allowance for loan losses to total nonaccrual loans and foreclosed real estate at end of period	213.48	258.18	387.78	233.95	1,006.96

Allocation of Allowance for Loan Losses. The following table sets forth the allocation for loan losses by loan category for the periods indicated:

	At December 31,									
	2001		2000		1999		1998		1997	
	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans
	(Dollars in thousands)									
Balance at end of period applicable to:										
One-to-four family residential mortgage loans	$ 608	51.80%	$ 731	54.78%	$ 726	56.23%	$ 684	57.45%	$ 675	59.48%
Multifamily residential mortgage loans	1,121	23.86	1,145	23.45	1,332	25.16	1,298	25.02	1,026	26.38
Commercial mortgage loans	459	8.25	303	7.56	252	6.07	228	4.39	76	1.95
Consumer loans	695	16.09	664	14.21	466	12.53	466	13.14	374	12.19
Total allowance for loan losses	$ 2,883	100.00%	$ 2,843	100.00%	$ 2,776	100.00%	$ 2,676	100.00%	$ 2,151	100.00%

Average Balance Sheet

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances were computed on a monthly basis.

	At December 31, 2001		For the Year Ended December 31, 2001			2000			1999		
	Balance	Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
					(Dollars in thousands)						
Assets:											
Interest-earning assets:											
First mortgage loans(1)	$ 260,795	7.65%	$ 269,274(8)	$ 20,902	7.76%	$ 265,557	$ 20,586(8)	7.75%	$ 233,457	$ 18,104(8)	7.75%
Consumer loans(1)	50,069	8.75	48,923(8)	4,369	8.93	41,547	3,677(8)	8.85	34,831	3,111(8)	8.93
Investment securities	48,712	3.94	44,739(5)	2,229	4.98	51,097(6)	3,020	5.91	58,666(7)	3,341	5.69
Total interest-earning assets	$ 359,576	7.30%	$ 362,936	$ 27,500	7.58%	$ 358,201	$ 27,283	7.62%	326,954	24,556	7.51%
Noninterest-earning assets	19,799		20,217			18,470			18,750		
Total assets	$ 379,375		$ 383,153			$ 376,671			$ 345,704		
Liabilities and Equity:											
Interest-bearing liabilities:											
NOW and money market savings	$ 61,863	1.20%	$ 58,891	$ 1,224	2.08%	$ 48,262	$ 1,185	2.46%	$ 47,551	$ 1,088	2.29%
Passbook savings	21,878	1.26	21,713	362	1.67	24,571	485	1.97	27,189	562	2.07
Certificates of Deposit	178,206	5.24	180,796	10,368	5.73	186,292	10,599	5.69	173,329	9,463	5.46
Borrowed funds	71,413	5.84	75,854	4,560	6.01	71,602	4,438	6.20	43,711	2,491	5.62
Total interest-bearing liabilities	$ 333,360	4.36%	$ 337,254	$ 16,514	4.90%	$ 330,727	$ 16,707	5.05%	$ 291,780	$ 13,604	4.65%
Noninterest-bearing liabilities	10,102		9,246			9,739			9,776		
Total liabilities	$ 343,462		$ 346,500			$ 340,466			$ 301,556		
Equity	35,913		36,653			36,205			44,148		
Total liabilities and equity	$ 379,375		$ 383,153			$ 376,671			$ 345,704		
Net interest income				$ 10,986			$ 10,576			$ 10,952	
Net interest rate spread(2)		2.94%			2.68%			2.57%			2.86%
Net interest margin (3)		3.26			3.03			2.95			3.35
Ratio of average interest-earning assets to average interest-bearing liabilities		104.69			107.54			108.31			112.05

(1) Balance is net of deferred loan fees, loan discounts and loans in process. Nonaccrual loans are included in the balances.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Includes interest-bearing deposits of $17,650,000and securities available for sale of $31,062,000.
(5) Includes interest-bearing deposits of $9,984,000 and securities available for sale of $34,755,000.
(6) Includes interest-bearing deposits of $4,392,000 and securities available for sale of $46,705,000.
(7) Includes interest-bearing deposits of $7,309,000 and securities available for sale of $51,357,000.
(8) Includes loan fee amortization of $54,000, $60,000 and $9,000 for the years ended December 31, 2001, 2000 and 1999.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the changes in average volume); and (iv) the net change.

	Year Ended December 31, 2001 Compared to Year Ended December 31, 2000				Year Ended December 31, 2000 Compared to Year Ended December 31, 1999			
	Increase/(Decrease) Due to				Increase/(Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total Increase (Decrease)	Volume	Rate	Rate/ Volume	Total Increase (Decrease)
				(In thousands)				
Interest income:								
First mortgage loans	$ 288	$ 28	$ 0	$ 316	$ 2,490	$ (7)	$ (1)	$ 2,482
Consumer loans	653	34	6	693	601	(29)	(6)	566
Investment securities	(376)	(344)	(73)	(793)	(408)	126	(39)	(321)
Total interest-earning assets	$ 565	$ (282)	$ (67)	$ 216	$ 2,683	$ 90	$ (46)	$ 2,727
Interest expense:								
NOW and money market savings	$ 261	$ (182)	$ (40)	$ 39	$ 16	$ 80	$ 1	$ 97
Passbook savings	(56)	(75)	9	(122)	(53)	(26)	2	(77)
Certificate of deposits	(314)	84	(2)	(232)	708	398	30	1,136
Borrowed funds	264	(134)	(8)	122	1,588	219	140	1,947
Total interest-bearing liabilities	155	(307)	(41)	(193)	$ 2,259	$ 671	$ 173	$ 3,103
Net change in net interest income	$ 321	$ 140	$ (52)	$ 409	$ 424	$ (581)	$ (219)	$ (376)

Comparison of Financial Condition as of December 31, 2001, December 31, 2000 and December 31, 1999

Total assets decreased $9.6 million, or 2.5%, from $389.0 million at December 31, 2000 to $379.4 million at December 31, 2001. Interest bearing cash increased $11.3 million, or 178.8%, from $6.3 million at December 31, 2000 to $17.7 million at December 31, 2001. Securities available for sale decreased $12.0 million, or 27.6%, primarily due to the calls, payments and maturities on U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of preferred stock, a mutual fund and municipal securities. Total loans receivable, net, decreased by $10.0 million, or 3.2%, from $318.0 million at December 31, 2000 to $308.0 million at December 31, 2001, primarily due to payments, prepayments and sales of loans during the year ended December 31, 2001. These payments, prepayments and sales of loans were offset in part by the origination of $83.3 million of first mortgage loans secured by one-to-four family residences, purchases and originations of first mortgage loans primarily secured by one-to-four family residences, multifamily residences and commercial real estate loans of $27.8 million, and originations of $27.0 million of second mortgage loans. Deposits increased $7.6 million, or 2.8%, from $261.2 million at December 31, 2000 to $268.8 million at December 31, 2001, primarily reflecting increases in NOW accounts, money market accounts and retail certificates of deposit accounts, offset in part by a decrease of $9.1 million in certain public funds deposits. Other borrowings, primarily FHLB advances, decreased $17.2 million, from $88.6 million at December 31, 2000 to $71.4 million at December 31, 2001. Total shareholders' equity decreased $485,000 from $36.4 million at December 31, 2000 to $35.9 million at December 31, 2001, primarily due to dividends paid to shareholders and funds used for repurchases of Common Stock offset in part by net income and decreased unrealized losses and increased unrealized gains.

Total assets increased $21.6 million, or 5.9%, from $367.4 million at December 31, 1999 to $389.0 million at December 31, 2000. Interest bearing cash increased $2.2 million, or 53.4%, from $4.1 million at December 31, 1999 to $6.3 million at December 31, 2000. Noninterest bearing cash decreased $6.0 million, or 70.5%, from $8.5 million at December 31, 1999 to $2.5 million at December 31, 2000. Securities available for sale decreased $6.3 million, or 12.8%, primarily due to the sales, calls, payments and maturities on U.S. Treasury Notes, U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of FHLB stock. Total loans receivable, net, increased by $31.3 million, or 10.9%, from $286.8 million at December 31, 1999 to $318.0 million at December 31, 2000, primarily due to the origination of $35.5 million of first mortgage loans secured by one-to-four family residences, purchases and originations of first mortgage loans primarily secured by one-to-four family residences, multifamily residences and commercial real estate loans located out of state of $19.6 million, and originations of $21.5 million of second mortgage loans. These originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2000. Deposits decreased $9.9 million, or 3.6%, from $271.0 million at December 31, 1999 to $261.2 million at December 31, 2000, primarily reflecting decreases in certificates of deposit accounts, due in part to decreases in deposits of certain public funds and decreases in savings accounts, offset in part by an increase in money market accounts. Other borrowings, primarily FHLB advances, increased $32.9 million, from $55.7 million at December 31, 1999 to $88.6 million at December 31, 2000, primarily due to funding asset growth and a decrease in deposits. Total shareholders' equity decreased $1.7 million from $38.1 million at December 31, 1999 to $36.4 million at December 31, 2000, primarily due to dividends paid to shareholders and funds used for repurchases of Common Stock less, net income and decreased unrealized losses.

Comparison of Results of Operations for the Years Ended December 31, 2001 and 2000

Interest Income. Interest income increased by $216,000 to $27.5 million for the year ended December 31, 2001 compared to $27.3 million for the year ended December 31, 2000. The increase in interest income was primarily due to a $4.7 million increase in average interest earning assets to $362.9 million for the year ended December 31, 2001, from $358.2 million for 2000. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first and second mortgage loans and interest bearing cash, partially offset by decreases in securities available for sale. The increases in first and second mortgage loans were primarily derived from originations of $83.3 million of first mortgage loans secured by one-to-four family residences, purchases and originations of first mortgage loans secured by one-to-four family residences, multifamily residences and commercial real estate of $27.8 million and originations of $27.0 million of second mortgage loans, which originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2001. This reflects the Company's continued emphasis on residential lending. See "-Business Strategy." The increase in interest bearing cash was primarily due to increased liquidity due to the generally lower market interest rate environment. The decreases in available for sale securities were primarily due to the calls, payments and maturities on U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of preferred stock, mutual funds and municipal securities. The average yield on interest earning assets decreased to 7.58% for the year ended December 31, 2001 from 7.62% for the year ended December 31, 2000, primarily due to a general decrease in market interest rates.

Interest Expense. Interest expense decreased by $193,000 to $16.5 million for the year ended December 31, 2001 compared to $16.7 million for the year ended December 31, 2000. The decrease in interest expense was primarily to a decrease in the average cost of funds from 5.05% for the year ended December 31, 2000 to 4.90% for the year ended December 31, 2001. The decrease in the average cost of funds was due to a decrease in the average cost of funds in Now, money market, savings and borrowed funds. This decrease is primarily due to a general decrease in market interest rates. The decrease in interest expense was partially offset by a $6.5 million increase in the average balance of interest-bearing liabilities to $337.3 million for the year ended December 31, 2001, from $330.7 million for 2000. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the money market and borrowed funds, offset by decreases in savings accounts and certificates of deposit. The increase in money market was due to the offering of a premium money market account during the year ended December 31, 2000. The increase in borrowed funds was due to the borrowing of funds in part to fund the corresponding asset growth. The decreases in certificates of deposits is primarily due to a decrease in the average balance of deposits of certain public funds, offset in part by an increase in retail certificates of deposit.

Net Interest Income. Net interest income before provision for loan losses increased by $409,000 to $11.0 million for the year ended December 31, 2001 from $10.6 million for the year ended December 31, 2000. The increase in primarily due to an increase in the average balance of interest earning assets and the decrease in the cost of the average interest-bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) increased to 2.68% for the year ended December 31, 2001 from 2.57% for the year ended December 31, 2000. The increase in the spread reflects the general decrease in the overall costs on interest bearing liabilities offset in part by a decrease in the yield on interest bearing assets.

Provision for Loan Losses. The Company's provision for loan losses was $210,000 and $120,000 for the years ended December 31, 2001 and December 31, 2000, respectively. The increase in the provision for loan loss is primarily due to the increase in nonperforming assets, increases in net charge-offs and general economic conditions. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial real estate loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. The net charge offs were $170,000 for the year ended December 31, 2001 as compared to $53,000 for the year ended December 31, 2000. The resulting allowance for loan loss was $2.9 million and $2.8 million at December 31, 2001 and December 31, 2000, respectively.

The allowance for loan losses as a percentage of total loans receivable increased to 0.92% at December 31, 2001 from 0.88% at December 31, 2000. The level of nonperforming assets has increased to $1.4 million at December 31, 2001 from $1.1 million at December 31, 2000. See "Asset Quality".

Management believes that the allowance for loan losses is adequate as of December 31, 2001. While management estimates loan losses using the best available information, such as independent appraisals for significant collateral properties, no assurance can be made that future adjustments to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding no problem loans, identification of additional problem loans, and other factors, both within and outside of management's control.

Noninterest income. Total noninterest income increased by $1.1 million, or 26.9%, to $5.1 million for the year ended December 31, 2001 from $4.0 million for the year ended December 31, 2000. The increase is due to increases in fees and service charges, abstract fees and mortgage banking fees, partially offset by an decrease in other income. Fees and service increased $401,000 due to increases in overdraft fees on NOW accounts and loan prepayment fees. Abstract fees increased $273,000 due to increased sales volume as a result of a general increase in real estate activity. Mortgage banking fees increased $548,000 due in part to lower interest rates during the year ended December 31, 2001. Other income decreased $142,000 due to decreases in annuity sales, mutual fund sales and gain on the sale of foreclosed real estate, offset in part by an increase in insurance sales. Other income for the year ended December 31, 2000 also reflects interest income on a disputed income tax item and there was no such item for the year ended December 31, 2001.

Noninterest Expense. Total non-interest expense increased by $460,000 to $9.0 million for the year ended December 31, 2001 from $8.6 million for the year ended December 31, 2000. The increase is primarily due to an increase in salaries and employee benefits and premises and equipment. The increase in salaries and benefits was primarily due to normal salary increases, increases in the number of employees and increases as a result of the employee stock ownership plan. The increase in premises and equipment was primarily due to an increase in depreciation expense relating to office remodeling, increases in property taxes and normal cost increases. The Company's efficiency ratio for the year ended December 31, 2001 and 2000 were 56.26% and 58.85%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 2001 and 2000 were 2.36% and 2.28%, respectively.

Income Taxes. Income taxes increased by $474,000 to $2.3 million for the year ended December 31, 2001 as compared to $1.9 million for the year ended December 31, 2000. The increase was principally due to an increase in pre-tax earnings during the 2001 period as compared to the 2000 period and an income tax benefit of $100,000 received for the year ended December 31, 2000 due to a state franchise tax refund related to an issue that had been under dispute for several years..

Net Income. Net income totaled $4.5 million for the year ended December 31, 2001 compared to $4.0 million for the same period in 2000, primarily due to increases in net interest income and noninterest income, offset in part by increases in noninterest expense and income taxes.

Comparison of Results of Operations for the Years Ended December 31, 2000 and 1999

Interest Income. Interest income increased by $2.7 million to $27.3 million for the year ended December 31, 2000 compared to $24.6 million for the year ended December 31, 1999. The increase in interest income was primarily due to a $31.2 million increase in average interest earning assets to $358.2 million for the year ended December 31, 2000, from $327.0 million for 1999. The increase in the average balances of interest earning assets primarily reflects increases in the average balances of first and second mortgage loans, partially offset by decreases in securities available for sale. These increases were primarily derived from originations of $35.5 million of first mortgage loans secured by one-to-four family residences, purchases and originations of first mortgage loans secured by one-to-four family residences, multifamily residences and commercial real estate located outside of the State of Iowa of $19.6 million and originations of $21.5 million of second mortgage loans, which originations and purchases were offset in part by payments, prepayments and sales of loans during the year ended December 31, 2000. The increase in average interest-earning assets reflects the Company's continued emphasis on residential lending. See "- Business Strategy." The decreases in available for sale securities were primarily due to the sales, calls, payments and maturities on U.S. Treasury Notes, U.S. Government agencies and mortgage-backed securities, partially offset by the purchase of FHLB stock. The average yield on interest earning assets increased to 7.62% for the year ended December 31, 2000 from 7.51% for the year ended December 31, 1999, primarily due to a general increase in market interest rates.

Interest Expense. Interest expense increased by $3.1 million to $16.7 million for the year ended December 31, 2000 compared to $13.6 million for the year ended December 31, 1999. The increase in interest expense was primarily due to a $38.9 million increase in the average balance of interest-bearing liabilities to $330.7 million for the year ended December 31, 2000, from $291.8 million for 1999. The increase in the average balance of interest-bearing liabilities primarily reflects an increase in the certificates of deposits and borrowed funds. The increases in certificates of deposits is primarily due to an increase in the average balance of deposits of certain public funds. The increase in borrowed funds was due to the borrowing of funds in part to fund the corresponding asset growth. The average cost of interest bearing liabilities increased to 5.05% for the year ended December 31, 2000 from 4.65% for the year ended December 31, 1999. The increase in the average cost of interest bearing liabilities is primarily due to an increase in the average cost of certificates of deposits and borrowed funds. The increase in the average cost of funds is due to the general increase in market interest rates.

Net Interest Income. Net interest income before provision for loan losses decreased by $376,000 to $10.6 million for the year ended December 31, 2000 from $11.0 million for the year ended December 31, 1999. The decrease is primarily due to the increases in the average yield on the average interest-bearing assets being less than the increase in the cost of the average interest-bearing liabilities. The interest rate spread (i.e., the difference in the average yield on assets and average cost of liabilities) decreased to 2.57% for the year ended December 31, 2000 from 2.86% for the year ended December 31, 1999. The decrease in the spread reflects the general increase in the overall costs on interest bearing liabilities in excess of the increase in yields on the interest-earning assets offset by the increase in the average interest bearing liabilities in excess of the increase in the interest earning assets.

Provision for Loan Losses. The Company's provision for loan losses was $120,000 for each of the years ended December 31, 2000 and December 31, 1999, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior loss experience, industry standards, past due loans, economic conditions, the volume and type of loans in the Company's portfolio, which includes a significant amount of multifamily and commercial real estate loans, substantially all of which are purchased and are secured by properties located out of state, and other factors related to the collectibility of the Company's loan portfolio. The net charge offs were $53,000 for the year ended December 31, 2000 as compared to $20,000 for the year ended December 31, 1999. The resulting allowance for loan loss was $2.8 million at December 31, 2000 and December 31, 1999.

The allowance for loan losses as a percentage of total loans receivable decreased to 0.88% at December 31, 2000 from 0.95% at December 31, 1999. The level of nonperforming loans has increased to $1.0 million at December 31, 2000 from $213,000 at December 31, 1999. See "Asset Quality".

Noninterest income. Total noninterest income decreased by $49,000, or 1.2%, to $4.0 million for the year ended December 31, 2000 from $4.1 million for the year ended December 31, 1999. The decrease is due to decreases in abstract fees and mortgage banking fees, partially offset by an increase in fees and service charges and other income. Abstract fees decreased $188,000 due to decreased sales volume. Sales volume decreased in part due to a general decline in real estate activity. Mortgage banking fees decreased $137,000 due to higher interest rates during the year ended December 31, 2000. Fees and service charges increased $107,000 due to increases in overdraft fees on NOW accounts, service charges on NOW accounts and service charges on ATM/debit cards, offset by a decrease in loan prepayment fees. Other income increased $230,000 due to increases in annuity and mutual fund sales, insurance sales, gain on the sale of foreclosed real estate and interest income on a disputed income tax item. Noninterest income for the year ended December 31, 1999 also reflects gains on the sales of securities available for sale of $62,000.

Noninterest Expense. Total non-interest expense increased by $132,000 to $8.6 million for the year ended December 31, 2000 from $8.5 million for the year ended December 31, 1999. The increase is primarily due to an increase in the premises and equipment, offset in part by a decrease in data processing and SAIF deposit insurance premiums. The increase in premises and equipment was primarily due to an increase in depreciation expense relating to the purchase of computer equipment and software, the opening of a branch located in Perry and Ames, Iowa and normal cost increases. The decrease in data processing is primarily due to the signing of a multi year data processing contract in 1999. The decrease in SAIF deposit insurance premiums is due to lower SAIF deposit premium rates. The Company's efficiency ratio for the year ended December 31, 2000 and 1999 were 58.85% and 56.30%, respectively. The Company's ratio of noninterest expense to average assets for the year ended December 31, 2000 and 1999 were 2.28% and 2.45%, respectively.

Income Taxes. Income taxes decreased by $368,000 to $1.9 million for the year ended December 31, 2000 as compared to $2.2 million for the year ended December 31, 1999. The decrease was principally due to a decrease in pre-tax earnings during the 2000 period as compared to the 1999 period and an income tax benefit of $100,000 received due to a state franchise tax refund related to an issue that had been under dispute for several years..

Net Income. Net income totaled $4.0 million for the year ended December 31, 2000 compared to $4.2 million for the same period in 1999, primarily due to decreases in net interest income and increases in noninterest expense, offset in part by a decrease in income taxes.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

In July, 2001, the Financial Accounting Standards Board issued two statements-Statement 141, *Business Combinations,* and Statement 142, *Goodwill and Other Intangible Assets*, which will potentially impact the Company's accounting for its reported goodwill and other intangible assets.

Statement 141:

- Eliminates the pooling method for accounting for business combinations.
- Requires that intangible assets that meet certain criteria be reported separately from goodwill.
- Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

Statement 142:

- Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
- Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, the Company is required to:

- Re-evaluate goodwill and other intangibles assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangible assets do not meet the criteria for separate recognition, they should be reclassified to goodwill. Similarly, if there are other intangible assets that meet the criteria for separate recognition but were not separately recorded from goodwill, they should be reclassified from goodwill.

- Reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly.

- Write-off any remaining negative goodwill.

On January 1, 2002, the Company will adopt FASB Statements 141 and 142. The adoption of these statements will eliminate goodwill amortization beginning on January 1, 2002, and is expected to increase reported earnings by $472,000 for the year ending December 31, 2002, and increase 2002 annual diluted earnings per share by approximately $0.25, based upon current shares outstanding.

NORTH CENTRAL BANCSHARES, INC.
AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM International

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
North Central Bancshares, Inc.
Fort Dodge, Iowa

We have audited the accompanying consolidated statements of financial condition of North Central Bancshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of North Central Bancshares, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000, and 1999, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Des Moines, Iowa
February 7, 2002

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS	2001	2000
Cash and due from banks:		
Interest-bearing	$ 17,650,064	$ 6,330,525
Noninterest-bearing	2,258,838	2,519,201
Securities available-for-sale (Notes 2 and 8)	31,365,731	43,351,850
Loans receivable, net (Notes 3, 4, 8, and 14)	307,981,424	318,025,782
Loans held for sale	1,605,710	498,387
Accrued interest receivable (Note 5)	1,913,557	2,257,153
Foreclosed real estate	1,073,873	63,866
Premises and equipment, net (Note 6)	6,797,505	6,660,783
Rental real estate	1,681,337	1,757,014
Title plant	925,256	925,256
Goodwill	4,970,800	5,443,091
Deferred taxes (Note 9)	484,904	556,913
Income taxes receivable	-	209,995
Prepaid expenses and other assets	666,228	397,970
Total assets	$ 379,375,227	$ 388,997,786
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits (Note 7)	$ 268,813,731	$ 261,166,646
Borrowed funds (Note 8)	71,412,723	88,592,226
Advances from borrowers for taxes and insurance (Note 4)	1,589,314	1,318,069
Dividends payable	256,587	240,235
Income taxes payable	78,711	-
Accrued expenses and other liabilities	1,311,412	1,282,495
Total liabilities	343,462,478	352,599,671
COMMITMENTS AND CONTINGENCIES (Notes 13 and 16)		
STOCKHOLDERS' EQUITY (Notes 11 and 16)		
Common stock, $.01 par value, authorized 15,500,000 shares; issued and outstanding 2001 1,700,280 shares; 2000 4,011,057 shares	17,003	40,111
Preferred stock, $.01 par value, authorized 3,000,000 shares; none issued and outstanding	-	-
Additional paid-in capital	16,780,875	38,378,315
Retained earnings, substantially restricted (Note 9)	19,402,706	33,345,852
Unearned shares, employee stock ownership plan (Note 10)	(477,826)	(646,912)
Accumulated other comprehensive income (loss)	189,991	(247,340)
Less cost of treasury stock, 2001 none; 2000 2,099,177 shares	-	(34,471,911)
Total stockholders' equity	35,912,749	36,398,115
Total liabilities and stockholders' equity	$ 379,375,227	$ 388,997,786

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Interest income:			
Loans receivable:			
First mortgage loans	$ 20,902,405	$ 20,585,997	$ 18,104,426
Consumer loans	4,369,468	3,676,669	3,111,402
Securities and cash deposits	2,227,695	3,020,781	3,340,439
	27,499,568	27,283,447	24,556,267
Interest expense:			
Deposits (Note 7)	11,953,966	12,268,726	11,113,533
Other borrowed funds	4,559,807	4,437,894	2,490,308
	16,513,773	16,706,620	13,603,841
Net interest income	10,985,795	10,576,827	10,952,426
Provision for loan losses (Note 3)	210,000	120,000	120,000
Net interest income after provision for loan losses	10,775,795	10,456,827	10,832,426
Noninterest income:			
Fees and service charges	1,992,794	1,591,780	1,484,962
Abstract fees	1,506,099	1,233,091	1,420,955
Mortgage banking fees	778,923	231,170	367,696
Gain (loss) on sale of securities available-for-sale, net	(933)	42	61,564
Other income	815,733	957,935	727,869
Total noninterest income	5,092,616	4,014,018	4,063,046
Noninterest expense:			
Salaries and employee benefits (Note 10)	4,500,178	4,103,419	4,025,744
Premises and equipment	1,226,056	1,091,653	930,988
Data processing	470,147	455,389	522,122
SAIF deposit insurance premiums	50,393	55,332	147,243
Goodwill amortization	472,290	472,290	472,290
Other expenses (Note 12)	2,327,073	2,408,276	2,356,024
Total noninterest expense	9,046,137	8,586,359	8,454,411
Income before income taxes	6,822,274	5,884,486	6,441,061
Provision for income taxes (Note 9)	2,347,411	1,873,369	2,240,886
Net income	$ 4,474,863	$ 4,011,117	$ 4,200,175
Basic earnings per common share (Note 17)	$ 2.54	$ 2.04	$ 1.64
Earnings per common share - assuming dilution (Note 17)	2.41	2.00	1.60
Dividends declared per common share (Note 11)	0.60	0.50	0.40

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2001, 2000, and 1999

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Shares, Employee Stock Ownership Plan	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 1998		$ 40,111	$ 38,135,817	$ 27,084,907	$ (1,013,284)	$ 358,666	$ (16,399,403)	$ 48,206,814
Comprehensive income:								
Net income	$ 4,200,175	-	-	4,200,175	-	-	-	4,200,175
Other comprehensive (loss), net of tax (Note 2)	(1,279,804)	-	-	-	-	(1,279,804)	-	(1,279,804)
Total comprehensive income	$ 2,920,371							
Purchase of treasury stock		-	-	-	-	-	(12,336,522)	(12,336,522)
Dividends on common stock		-	-	(994,594)	-	-	-	(994,594)
Effect of contribution to employee stock ownership plan		-	143,055	-	187,800	-	-	330,855
Balance, December 31, 1999		40,111	38,278,872	30,290,488	(825,484)	(921,138)	(28,735,925)	38,126,924
Comprehensive income:								
Net income	$ 4,011,117	-	-	4,011,117	-	-	-	4,011,117
Other comprehensive income, net of tax (Note 2)	673,798	-	-	-	-	673,798	-	673,798
Total comprehensive income	$ 4,684,915							
Purchase of treasury stock		-	-	-	-	-	(5,799,736)	(5,799,736)
Dividends on common stock		-	-	(955,753)	-	-	-	(955,753)
Effect of contribution to employee stock ownership plan		-	108,723	-	178,572	-	-	287,295
Issuance of treasury stock		-	(9,280)	-	-	-	63,750	54,470
Balance, December 31, 2000		40,111	38,378,315	33,345,852	(646,912)	(247,340)	(34,471,911)	36,398,115
Comprehensive income:								
Net income	$ 4,474,863	-	-	4,474,863	-	-	-	4,474,863
Other comprehensive income, net of tax (Note 2)	437,331	-	-	-	-	437,331	-	437,331
Total comprehensive income	$ 4,912,194							
Purchase of treasury stock		-	-	-	-	-	(5,280,545)	(5,280,545)
Dividends on common stock		-	-	(1,044,562)	-	-	-	(1,044,562)
Retirement of treasury stock		(23,460)	(22,355,549)	(17,373,447)	-	-	39,752,456	-
Effect of contribution to employee stock ownership plan		-	200,821	-	169,086	-	-	369,907
Issuance of common stock		352	557,288	-	-	-	-	557,640
Balance, December 31, 2001		**$ 17,003**	**$ 16,780,875**	**$ 19,402,706**	**$ (477,826)**	**$ 189,991**	**$ -**	**$ 35,912,749**

See Notes to Consolidated Financial Statements.

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,474,863	$ 4,011,117	$ 4,200,175
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	210,000	120,000	120,000
Depreciation	743,796	668,945	596,815
Amortization and accretion	639,003	488,021	483,546
Deferred taxes	(193,638)	(38,062)	(141,678)
Effect of contribution to employee stock ownership plan	369,907	287,295	330,855
Gain on sale of foreclosed real estate and loans, net	(776,179)	(66,744)	(28,827)
(Gain) loss on sale of securities available-for-sale, net	933	(42)	(61,564)
Loss on disposal of equipment	11,396	28,297	19,270
Proceeds from sales of loans held for sale	50,087,483	13,261,815	20,146,594
Originations of loans held for sale	(50,415,883)	(13,424,638)	(18,801,141)
Change in assets and liabilities:			
Accrued interest receivable	343,596	(174,555)	(149,361)
Income taxes receivable	209,995	(209,995)	-
Prepaid expenses and other assets	(268,258)	28,802	21,559
Income taxes payable	78,711	(74,214)	(125,010)
Accrued expenses and other liabilities	28,917	227,267	(403,163)
Net cash provided by operating activities	5,544,642	5,133,309	6,208,070
CASH FLOWS FROM INVESTING ACTIVITIES			
Net (increase) decrease in originated loans	36,679,436	(11,278,698)	7,376,603
Purchase of loans	(27,784,114)	(19,625,170)	(40,343,689)
Proceeds from sale of securities available-for-sale	220,125	224,792	438,915
Purchase of securities available-for-sale	(7,293,386)	(1,594,100)	(18,922,917)
Proceeds from maturities and calls of securities available-for-sale	19,714,516	8,712,985	16,512,369
Purchase of premises, equipment, and rental real estate	(834,613)	(2,171,097)	(2,259,834)
Proceeds from sale of equipment	18,376	258,289	3,807
Other	(193,518)	80,860	(975)
Net cash provided by (used in) investing activities	20,526,822	(25,392,139)	(37,195,721)

(Continued)

NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	$ 7,647,085	$ (9,864,145)	$ 24,340,478
Net increase in advances from borrowers for taxes and insurance	271,245	114,044	138,000
Net increase (decrease) in short-term borrowings	(4,750,000)	(9,000,000)	14,000,000
Proceeds from other borrowed funds	11,000,000	64,000,000	8,000,000
Payments of other borrowed funds	(23,429,503)	(22,123,063)	(5,116,950)
Purchase of treasury stock	(5,280,545)	(5,799,736)	(12,336,522)
Proceeds from issuance of common stock	557,640	54,470	-
Dividends paid	(1,028,210)	(941,692)	(1,005,553)
Net cash provided by (used in) financing activities	(15,012,288)	16,439,878	28,019,453
Net change in cash and cash equivalents	11,059,176	(3,818,952)	(2,968,198)
CASH AND CASH EQUIVALENTS			
Beginning	8,849,726	12,668,678	15,636,876
Ending	$ 19,908,902	$ 8,849,726	$ 12,668,678
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION			
Cash payments for:			
Interest paid to depositors	$ 12,081,559	$ 12,075,178	$ 11,181,280
Interest paid on borrowings	4,610,964	4,461,883	2,414,957
Income taxes	2,127,615	2,195,640	2,507,574

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies

Organization, nature of business and basis of presentation: North Central Bancshares, Inc., (the Company), an Iowa corporation, is a unitary savings and loan holding company that owns 100% of the outstanding stock of First Federal Savings Bank of Iowa (the Bank), which is a federally chartered stock savings bank that conducts its operations from its main office located in Fort Dodge, Iowa, and seven branch offices located in Fort Dodge, Nevada, Ames, Perry, Burlington, and Mt. Pleasant, Iowa.

Principles of consolidation: The consolidated financial statements, as described above, include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank's wholly-owned subsidiaries, First Federal Investment Services, Inc. (which sells insurance, annuity products, and mutual funds), First Iowa Title Services, Inc. (which provides real estate abstracting services), Northridge Apartments Limited Partnership (which owns a multifamily apartment building), and First Iowa Mortgage, Inc. (which originates and sells mortgage loans in the secondary market). All significant intercompany balances and transactions have been eliminated in consolidation.

Accounting estimates and assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, deferred tax assets, and fair value of financial instruments.

Cash and cash equivalents: For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks.

Securities available-for-sale: Securities classified as available-for-sale are those debt and equity securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors.

Securities available-for-sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income (loss), net of the related deferred tax effect. The amortization of premiums and accretion of discounts is computed by the interest method over their contractual lives.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Loans held for sale: Loans held for sale are those loans held with the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Sales are made without recourse and any gain or loss is recognized at the settlement date.

Loans receivable: Loans receivable are stated at unpaid principal balances, adjusted for the allowance for loan losses, net deferred loan origination costs (fees), and net unearned premiums (discounts). Interest is accrued daily on the outstanding principal balance.

The allowance for loan losses is increased by provisions charged to income and reduced by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Uncollectible interest on loans that are contractually past due is charged-off or an allowance is established based on management's periodic evaluation, generally when loans become 90 days past due. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer in doubt, in which case the loan is returned to accrual status.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Bank's historical prepayment experience.

Premiums (discounts) on first mortgage loans purchased are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Foreclosed real estate: Real estate properties acquired through loan foreclosure are initially recorded at the lower of cost or fair value less selling costs at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to income if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and equipment: Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed primarily by straight-line and double-declining balance methods over the estimated useful lives of the assets.

Rental real estate: Rental real estate is comprised of a low-income housing, multifamily apartment building and equipment which is stated at cost, net of accumulated depreciation. Depreciation is computed primarily by the straight-line and double-declining balance methods over the estimated useful lives of the assets.

Title plant: Title plant is carried at cost and, in accordance with FASB Statement No. 61, is not depreciated. Costs incurred to maintain and update the title plant are expensed as incurred.

Goodwill: Goodwill is stated at cost, net of accumulated amortization of $1,969,608 and is being amortized over 10 - 15 years using the straight-line method.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their income tax bases. Income taxes are allocated to the Company and its subsidiaries based on each entity's income tax liability as if it filed a separate return.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Earnings per share: Basic earnings per common share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the periods presented. The earnings per common share amounts - assuming dilution were computed using the weighted average number of shares outstanding during the periods presented, adjusted for the effect of dilutive potential common shares outstanding, which consists of stock options granted. In accordance with Statement of Position 93-6, shares owned by the ESOP that have not been committed to be released are not considered to be outstanding for the purpose of computing earnings per share.

Stock-option plan: FASB Statement No. 123, *Accounting for Stock-Based Compensation*, establishes a fair value based method for financial accounting and reporting for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. However, the standard allows compensation to continue to be measured by using the intrinsic value based method of accounting prescribed by APB No. 25, *Accounting for Stock Issued to Employees*, but requires expanded disclosures. The Company has elected to apply the intrinsic value based method of accounting for stock options issued to employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Fair value of financial instruments: The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a fixed liquidation. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash: The carrying amount of cash represents the fair value.

Securities: Fair values for all securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and have experienced no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Loans held for sale: Fair values are based on quoted market prices of similar loans sold on the secondary market.

Deposits: Fair values disclosed for demand, NOW, savings, and money market savings deposits equal their carrying amounts, which represent the amount payable on demand. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

Borrowed funds: The fair value of borrowed funds is estimated based on discounted cash flows using currently available borrowing rates.

Accrued interest receivable and payable: The fair values of both accrued interest receivable and payable are their carrying amounts.

Commitments to extend credit: The fair values of commitments to extend credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and creditworthiness of the counterparties. At December 31, 2001 and 2000, the carrying amount and fair value of the commitments were not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Securities

Securities available-for-sale as of December 31, 2001, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Equity securities:				
Mutual fund	$ 2,000,000	$ 2,012	$ -	$ 2,002,012
Federal Home Loan Bank stock	4,428,700	-	-	$ 4,428,700
FHLMC preferred stock	5,998,375	11,000	(58,375)	5,951,000
FNMA preferred stock	5,384,375	34,405	-	5,418,780
Other	253,475	27,148	(1,605)	279,018
	18,064,925	74,565	(59,980)	18,079,510
Debt securities:				
U.S. Government agencies	998,019	5,369	-	1,003,388
State and local obligations	5,784,610	167,909	(911)	5,951,608
Mortgage-backed securities	6,214,062	117,163	-	6,331,225
	12,996,691	290,441	(911)	13,286,221
	$ 31,061,616	$ 365,006	$ (60,891)	$ 31,365,731

Securities available-for-sale as of December 31, 2000, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Equity securities:				
Federal Home Loan Bank stock	$ 4,428,700	$ -	$ -	$ 4,428,700
FHLMC preferred stock	3,499,375	-	(104,375)	3,395,000
FNMA preferred stock	5,134,375	5,625	(9,625)	5,130,375
Other	474,533	14,400	(24,884)	464,049
	13,536,983	20,025	(138,884)	13,418,124
Debt securities:				
U.S. Treasury notes	17,501,722	-	(223,647)	17,278,075
U.S. Government agencies				
State and political subdivisions	4,472,262	597	(387)	4,472,472
Mortgage-backed securities	8,239,745	9,311	(65,877)	8,183,179
	30,213,729	9,908	(289,911)	29,933,726
	$ 43,750,712	$ 29,933	$ (428,795)	$ 43,351,850

Securities available-for-sale with a carrying amount of approximately $705,000 at December 31, 2001, were pledged on deposit accounts. No securities were pledged at December 31, 2000.

The amortized cost and fair value of debt securities as of December 31, 2001, by contractual maturity are shown below. Certain securities have call features, which allow the issuer to call the security prior to maturity. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary:

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 1,183,217	$ 1,189,218
Due from one to five years	1,315,819	1,350,074
Due from five to ten years	3,506,121	3,585,145
Due after ten years	777,472	830,559
Mortgage-backed securities	6,214,062	6,331,225
	$ 12,996,691	$ 13,286,221

Gross gains of $800, $42, and $61,564 were realized on the sale of securities available-for-sale in 2001, 2000, and 1999, respectively. Gross losses of $1,733 were realized on the sale of securities available-for-sale in 2001. There were no gross losses on the sale of securities available-for-sale in 2000 and 1999.

The components of other comprehensive income (loss) - net unrealized gains (losses) on available-for-sale securities for the years ended December 31, 2001, 2000, and 1999, were as follows:

	2001	2000	1999
Unrealized holding gains (losses) arising during the period	$ **702,045**	$ 1,076,046	$ (1,984,129)
Less reclassification adjustment for net gains (losses) realized in net income	**(933)**	42	61,564
Net unrealized gains (losses) before tax (expense) benefit	**702,978**	1,076,004	(2,045,693)
Tax (expense) benefit	**(265,647)**	(402,206)	765,889
Other comprehensive income (loss) - net unrealized gains (losses) on securities	$ **437,331**	$ 673,798	$ (1,279,804)

Note 3. Loans Receivable

Loans receivable at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
First mortgage loans:		
Secured by one-to-four family residences	$ 158,058,698	$ 171,772,639
Secured by:		
Multifamily properties	74,396,461	75,857,571
Commercial properties	25,722,206	24,127,064
Construction loans	3,489,674	4,842,706
Total first mortgage loans	261,667,039	276,599,980
Consumer loans:		
Automobile	9,405,642	8,803,211
Second mortgage	35,619,272	31,910,144
Other	5,134,395	5,094,295
Total consumer loans	50,159,309	45,807,650
Total loans	311,826,348	322,407,630
Undisbursed portion of construction loans	(1,054,645)	(1,493,322)
Unearned premiums (discounts), net	37,291	(68,693)
Net deferred loan origination costs, net	55,627	23,316
Allowance for loan losses	(2,883,197)	(2,843,149)
	$ 307,981,424	$ 318,025,782

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2001	2000	1999
Balance, beginning	$ 2,843,149	$ 2,776,539	$ 2,676,438
Provision charged to income	210,000	120,000	120,000
Loans charged-off	(182,954)	(55,923)	(28,032)
Recoveries	13,002	2,533	8,133
Balance, ending	$ 2,883,197	$ 2,843,149	$ 2,776,539

The following is a summary of information pertaining to impaired loans:

	December 31, 2001	December 31, 2000
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	276,680	1,089,639
Total impaired loans	$ 276,680	$ 1,089,639
Valuation allowance related to impaired loans	$ 58,074	$ 204,731

Interest income recognized on impaired loans is insignificant.

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers and their immediate families (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Activity in loans receivable from certain executive officers and directors of the Bank and their affiliates consisted of the following for the years ended December 31, 2001, 2000, and 1999:

	2001	2000
Beginning balance	$ 1,914,673	$ 1,685,101
New loans	752,336	283,688
Change in status	(378,491)	-
Repayments	(289,646)	(54,116)
Ending balance	$ 1,998,872	$ 1,914,673

Note 4. Loan Servicing

Mortgage loans serviced for FHLMC and other banks are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 2001 and 2000, are $15,788,607 and $6,803,472, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were $123,746 and $49,441 at December 31, 2001 and 2000, respectively.

Note 5. Accrued Interest Receivable

Accrued interest receivable at December 31 is summarized as follows:

	2001	2000
Securities	$ 135,802	$ 375,335
Loans receivable	1,890,812	1,943,946
	2,026,614	2,319,281
Less allowance for uncollectible interest	113,057	62,128
	$ 1,913,557	$ 2,257,153

Note 6. Premises and Equipment

Premises and equipment consisted of the following at December 31:

	2001	2000
Land	$ 1,626,371	$ 1,641,371
Buildings and improvements	5,936,486	5,532,342
Leasehold improvements	35,259	32,061
Furniture, fixtures and equipment	2,534,375	2,276,566
Vehicles	89,341	88,279
	10,221,832	9,570,619
Less accumulated depreciation	3,424,327	2,909,836
	$ 6,797,505	$ 6,660,783

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Deposits

Deposits at December 31 were as follows:

Nature of Deposit	Weighted-Average Rate at December 31, 2001	2001 Amount	2001 Percentage	Weighted-Average Rate at December 31, 2000	2000 Amount	2000 Percentage
Demand and NOW accounts:						
Noninterest bearing	-%	$ 6,864,090	2.6%	-%	$ 6,071,103	2.3%
Interest-bearing	0.88	33,766,629	12.5	1.25	30,224,808	11.6
Savings accounts	1.26	21,878,031	8.1	1.83	21,723,847	8.3
Money market savings	1.58	28,096,329	10.5	4.92	24,518,731	9.4
		90,605,079	33.7		82,538,489	31.6
Certificates of deposit:						
Less than 4.0%	3.47	23,765,215	8.9	3.20	23,836	0.0
4.0% - 4.9%	4.53	54,435,446	20.3	4.72	15,550,125	6.0
5.0% - 5.9%	5.54	41,181,704	15.3	5.55	62,587,480	24.0
6.0% - 6.9%	6.37	56,845,306	21.1	6.47	91,429,871	35.0
7.0% - 7.9%	7.08	1,968,840	0.7	7.14	9,025,628	3.4
More than 8.0%	8.00	12,141	0.0	8.02	11,217	0.0
		178,208,652	66.3		178,628,157	68.4
	3.85%	$ 268,813,731	100.0%	4.88%	$ 261,166,646	100.0%

At December 31, 2001, scheduled maturities of certificates of deposit were as follows:

	One year or less	One to two years	Two to three years	Three to four years	Four to five years	Thereafter	Total
Less than 4.0%	$ 17,351,915	$ 5,990,128	$ 338,843	$ 63,962	$ 20,367	$ -	$ 23,765,215
4.00 - 4.99%	30,797,657	10,405,914	5,642,970	339,980	7,248,925	-	54,435,446
5.00 - 5.90%	12,642,909	11,321,375	8,652,411	2,907,780	5,655,690	1,539	41,181,704
6.00 - 6.99%	33,539,878	7,442,766	2,291,502	9,787,146	3,784,014	-	56,845,306
7.00 - 7.99%	360,739	824,404	116,815	464,516	119,362	83,004	1,968,840
More than 8.0%	12,141	-	-	-	-	-	12,141
	$ 94,705,239	$ 35,984,587	$ 17,042,541	$ 13,563,384	$ 16,828,358	$ 84,543	$ 178,208,652

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest expense on deposits consisted of the following:

	Years ended December 31,		
	2001	2000	1999
NOW accounts	$ 295,684	$ 345,100	$ 419,878
Savings accounts	362,320	484,774	562,178
Money market savings	928,631	839,957	668,340
Certificates of deposit	10,367,331	10,598,895	9,463,137
	$ 11,953,966	$ 12,268,726	$ 11,113,533

The aggregate amount of certificates of deposit each with a minimum denomination of $100,000 was $18,505,711 and $24,930,601 as of December 31, 2001 and 2000, respectively.

Note 8. Borrowed Funds

Borrowed funds at December 31, 2001, included miscellaneous borrowings of $275,466 and borrowings from Federal Home Loan Bank of Des Moines (FHLB) as follows:

Stated Maturity	Weighted-Average Interest Rate	Amount	Features
2002	6.31%	$ 25,500,000	
2003	5.72	5,000,000	
2004	5.51	1,000,000	
2006	4.67	5,000,000	
2007	4.94	3,000,000	
2008	5.31	9,000,000	All callable, various dates 2002 to 2003
2010	5.88	17,500,000	All callable, various dates 2002 to 2003
2011	4.83	3,000,000	All callable, various dates 2002 to 2004
2013	5.25	2,137,257	15-year amortizing, repayable 2003
	5.76%	$ 71,137,257	

At December 31, 2001, the miscellaneous borrowings included $250,000 outstanding on an unsecured $2,000,000 line of credit agreement with a Bank. The line of credit bears interest at LIBOR plus 1.85% and matures October 1, 2002.

Borrowed funds at December 31, 2000, included miscellaneous borrowings of $29,605 and borrowings from the FHLB of $88,562,621. Such borrowings carried a weighted-average interest rate of 6.11% with maturities ranging from 2001 through 2013.

The borrowings are collateralized by the FHLB stock and qualifying first mortgage loans representing 120% of the total borrowings outstanding.

Note 9. Income Taxes and Retained Earnings

Under previous law, the provisions of the IRS and similar sections of Iowa Law permitted the Bank to deduct from taxable income an allowance for bad debts based on 8% of taxable income before such deduction or actual loss experience. Legislation passed in 1996 eliminated the percentage of taxable income method as an option for computing bad debt deductions for 1996, and in all future years.

The Bank is recapturing, for income tax purposes, its tax bad debt reserves which had accumulated since 1987, amounting to approximately $1,659,000. The tax associated with the recaptured reserves is approximately $615,000 and is being paid in years beginning in 1996 and ending in 2003. Deferred income taxes have been established for the unpaid taxes associated with the recaptured reserves.

Deferred taxes have been provided for the difference between tax bad debt reserves and the loan loss allowances recorded in the financial statements subsequent to December 31, 1987. However, at December 31, 2001, retained earnings contain certain historical additions to bad debt reserves for income tax purposes of approximately $2,445,000 as of December 31, 1987, for which no deferred taxes have been provided because the Bank does not intend to use these reserves for purposes other than to absorb losses. If these amounts which qualified as bad debt deductions are used for purposes other than to absorb bad debt losses or adjustments arising from the carryback of net operating losses, income taxes may be imposed at the then existing rates. The approximate amount of unrecognized tax liability associated with these historical additions is $929,000.

Income tax expense is summarized as follows:

	Years ended December 31,		
	2001	2000	1999
Current	$ **2,541,049**	$ 1,911,431	$ 2,382,564
Deferred	**(193,638)**	(38,062)	(141,678)
	$ **2,347,411**	$ 1,873,369	$ 2,240,886

Deferred tax assets and liabilities consisted of the following components as of December 31, 2001 and 2000:

	2001	2000
Deferred tax assets:		
Unearned shares, employee stock ownership plan	$ 36,000	$ 40,000
Allowance for loan losses	899,000	796,000
Deferred directors fees and compensation	44,000	46,000
Unrealized losses on securities available-for-sale	-	149,000
Accrued expenses	24,000	-
Other	49,960	19,258
Total gross deferred tax assets	1,052,960	1,050,258
Deferred tax liabilities:		
Federal Home Loan Bank stock dividend	45,000	45,000
Loan costs	30,000	44,000
Premises and equipment	74,000	74,000
Title plant	140,000	119,000
Loans acquired	64,000	89,000
Investments acquired	26,000	42,000
Unrealized gains on securities available-for-sale	116,000	-
Other	73,056	80,345
Total gross deferred tax liabilities	568,056	493,345
Valuation allowance	-	-
Net deferred tax assets	$ 484,904	$ 556,913

Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rates of 34% to income before income taxes as a result of the following:

	Years Ended December 31,					
	2001		2000		1999	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Income before income taxes	$ 2,319,573	34.0%	$ 2,000,725	34.0%	$ 2,189,961	34.0%
Nontaxable dividends	(153,189)	(2.2)	(132,386)	(2.2)	(109,022)	(1.7)
State income tax, net of federal income tax benefit	187,403	2.8	165,680	2.7	233,647	3.6
State income tax refund, net of federal income tax benefit	-	-	(66,233)	(1.1)	-	-
Municipal interest income	(82,368)	(1.2)	(64,182)	(1.1)	(62,762)	(1.0)
Low income housing tax credit	(153,680)	(2.3)	(153,680)	(2.6)	(153,680)	(2.4)
Goodwill amortization	145,547	2.1	145,547	2.5	145,546	2.3
Other	84,125	1.2	(22,102)	(0.4)	(2,804)	0.0
	$ 2,347,411	34.4%	$ 1,873,369	31.8%	$ 2,240,886	34.8%

Note 10. Employee Benefit Plans

Retirement plans: The Bank participates in a multiemployer defined benefit pension plan covering substantially all employees. This is a multiemployer plan and information as to actuarial valuations and net assets available for benefits by participating institutions is not available. There was no pension expense for the years ended December 31, 2001, 2000, and 1999.

The Bank has a defined contribution plan covering substantially all employees. The Bank does not contribute to this plan.

Employee Stock Ownership Plan (ESOP): In conjunction with the Bank's conversion to stock ownership, the Bank established an ESOP for eligible employees. All employees of the Bank as of January 1, 1994, were eligible to participate immediately and employees of the Bank hired after January 1, 1994 are eligible to participate after they attain age 21 and complete one year of service during which they work at least 1,000 hours. The ESOP borrowed funds in the amount of $960,000 to purchase 104,075 shares of common stock issued in the conversion in 1994 and $840,000 to purchase 84,000 shares of common stock issued in the reorganization and conversion in 1996. These funds are borrowed from the Company.

The Bank makes contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends on unallocated ESOP shares are used to pay debt service. Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan are allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment. If the Bank's stock is not traded on an established market at the time of an ESOP participant's termination, the terminated ESOP participant has the right to require the Bank to purchase the stock at its current fair market value. Bank management believes there is an established market for the Bank's stock and therefore the Bank believes there is no potential repurchase obligation at December 31, 2001 and 2000.

As shares are released, the Bank reports compensation expense equal to the current market price of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense was $369,907, $287,295, and $330,855 for the years ended December 31, 2001, 2000, and 1999, respectively.

Shares of the Company's common stock held by the ESOP, at December 31, 2001 and 2000, are as follows:

	2001	2000
Allocated shares	135,848	117,943
Unreleased (unearned) shares	49,246	66,881
	185,094	184,824
Fair market value of unreleased (unearned) shares	$ 1,013,975	$ 1,162,057

Stock option plan: In 1996, the stockholders of the Company ratified the 1996 Incentive Option Plan (the Plan). The Plan provides for the grant of options at an exercise price equal to the fair market value on the date of grant. The Plan is intended to promote stock ownership by directors and selected officers and employees of the Company to increase their proprietary interest in the success of the Company and to encourage them to remain in the employment of the Company or its subsidiaries. Awards granted under the Plan may include incentive stock options, nonqualified stock options and limited rights which are exercisable only upon a change in control of the Bank or the Company. All awards to date are nonqualified stock options. The Plan was modified in 2001 when the Company authorized the granting of 40,000 additional shares of common stock.

The Plan authorizes the granting of stock options for a total of 441,105 shares of common stock. All options are granted at an exercise price which is the market price of the common stock on the grant date.

Options granted to officers and directors become exercisable in five equal annual installments commencing on the first anniversary of the grant date and continuing on each anniversary date thereafter. The options granted to officers expire ten years from the date of grant unless an earlier expiration date is triggered by death, disability, retirement or termination, as described in the Plan. A person who becomes a director after September 21, 1996, receives an annual grant of options to purchase 2,000 shares of common stock. Options granted to directors are exercisable immediately and expire ten years from the date of grant, unless an earlier expiration date is triggered by removal for cause.

The table below reflects option activity for the period indicated:

	Number of Shares		Weighted-Average Exercise Price per Share
Outstanding, December 31, 1998	282,710	$	13.93
Granted	12,000		15.76
Forfeited	-		-
Exercised	-		-
Outstanding, December 31, 1999	294,710		14.01
Granted	13,000		15.44
Forfeited	(4,400)		14.84
Exercised	(4,600)		12.82
Outstanding, December 31, 2000	298,710		14.08
Granted	28,000		19.21
Forfeited	(3,800)		19.12
Exercised	(38,000)		12.94
Outstanding, December 31, 2001	**284,910**	**$**	**14.67**
Options exercisable	229,310	$	13.71
Remaining shares available for grant	85,605		

As of December 31, 2001, the 284,910 options outstanding under the Plan have exercise prices between $12.38 and $22.52. The weighted average fair value per option of options granted during the years ended December 31, 2001, 2000, and 1999, were $4.48, $3.88, and $4.68, respectively.

Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), the approximate 2001, 2000, and 1999, reported net income and earnings per common share would have been decreased to the pro forma amounts shown below:

	2001	2000	1999
Net income:			
As reported	$ 4,474,863	$ 4,011,117	$ 4,200,175
Pro forma	4,291,386	3,811,161	4,011,266
Earnings per common share - basic:			
As reported	2.54	2.04	1.64
Pro forma	2.43	1.94	1.57
Earnings per common share - assuming dilution:			
As reported	2.41	2.00	1.60
Pro forma	2.31	1.90	1.53

The fair values of the grants are estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2001, 2000, and 1999, respectively: dividend rate of 3.2%, 3.2%, and 2.4%, price volatility of 22%, 21%, and 25%, risk-free interest rates of 4.93%, 6.49%, and 4.64% and expected lives of eight years for all years.

Employment agreements: The Company and the Bank have entered into employment agreements with a key officer. Under the terms of the agreements, the officer is entitled to additional compensation in the event of certain conditions of involuntary termination. The agreements extend for up to 36 months.

The Bank has entered into certain employment retention agreements with key officers. Under the terms of the agreements, the employees are entitled to additional compensation in the event of a change of control of the Bank or the Company and the employees are involuntarily terminated within the remaining unexpired employment period, up to 36 months. A change in control is generally triggered by the acquisition or control of 20% or more of the common stock.

Note 11. Stockholders' Equity

Regulatory capital requirements: The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier I capital (as defined) to average assets (as defined) and tangible capital to adjusted assets. Management believes, as of December 31, 2001, the Bank meets all capital adequacy requirements to which it is subject.

The Bank's actual capital amounts and ratios are also presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount (000's)	Ratio	Amount (000's)	Ratio	Amount (000's)	Ratio
As of December 31, 2001:						
Total Capital (to risk weighted assets)	$ 32,048	14.3%	$ 17,982	8.0%	$ 22,478	10.0%
Tier 1 Capital (to risk weighted assets)	29,239	13.0	8,991	4.0	13,487	6.0
Tier I (Core) Capital (to adjusted assets)	29,239	7.8	11,191	3.0	18,652	5.0
Tangible Capital (to adjusted assets)	29,239	7.8	5,596	1.5	-	-
As of December 31, 2000:						
Total Capital (to risk weighted assets)	31,241	14.0	17,830	8.0	22,287	10.0
Tier 1 Capital (to risk weighted assets)	28,456	12.8	8,915	4.0	13,372	6.0
Tier I (Core) Capital (to adjusted assets)	28,456	7.4	11,464	3.0	19,107	5.0
Tangible Capital (to adjusted assets)	28,456	7.4	5,732	1.5	-	-

Limitations on Dividends and Other Capital Distributions: Office of Thrift Supervision (OTS) imposes limitations upon all capital distributions by savings institutions, including cash dividends. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution (Tier 1 Association) and has not been advised by the OTS that it is in need of more than normal supervision could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year provided the total amount of capital distributions (including the proposed capital distribution) for the applicable calendar year does not exceed the institution's year-to-date net income plus retained net income for the preceding two years. Any additional capital distributions would require prior regulatory approval.

Note 12. Other Noninterest Expense

Other noninterest expense amounts are summarized as follows for the years ended December 31:

	2001	2000	1999
Advertising and promotion	$ 211,221	$ 237,482	$ 191,828
Professional fees	180,155	152,648	207,211
Printing, postage, stationery and supplies	382,832	364,308	441,243
Checking account charges	338,521	329,821	328,380
Insurance	83,602	84,058	80,400
OTS general assessment	84,138	77,831	73,168
Telephone	123,867	120,302	108,292
ATM costs	105,156	106,821	111,982
Employee costs	133,380	132,981	118,540
Other	684,201	802,024	694,980
	$ 2,327,073	$ 2,408,276	$ 2,356,024

Note 13. Financial Instruments With Off-Statement of Financial Condition Risk

The Bank is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-statement of financial condition instruments.

The Bank does require collateral, or other security, to support financial instruments with credit risk.

A summary of the contract amount of the Bank's exposure to off-statement of financial condition risk for commitments to extend credit is as follows:

	Contract or Notional Amount	
	December 31,	
	2001	2000
Mortgage loans (including one-to-four family and multifamily loans)	**$ 11,039,666**	$ 3,156,421
Undisbursed overdraft loan privileges and undisbursed home equity lines of credit	**1,767,665**	1,761,048

At December 31, 2001, the mortgage loan commitments above were comprised of variable-rate commitments carrying a weighted-average interest rate of 7.12% and fixed-rate commitments carrying a weighted-average interest rate of 6.80%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts above do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but normally includes real estate and personal property.

Note 14. Lending Activities and Concentrations of Credit Risk

Most of the Bank's lending activity is with customers located within the state of Iowa. The Bank generally originates single family residential loans within its primary lending area of Webster, Story, Des Moines and Henry counties. The Bank's underwriting policies require such loans to be 80% loan to value based upon appraised values unless private mortgage insurance is obtained. Approximately $98,778,000 of the Bank's first mortgage loan portfolio at December 31, 2001, consisted of loans purchased or originated outside the state of Iowa. Concentrations by state include California with $26,692,000, Colorado with $23,830,000, and Wisconsin with $22,002,000. These are generally multifamily residential and commercial real estate loans secured by the underlying properties. The loans are subject to the same underwriting guidelines as loans originated locally. The Bank is also active in originating secured consumer loans to its customers, primarily automobile and second mortgage loans. Collateral for substantially all consumer loans are security agreements and/or Uniform Commercial Code filings on the purchased asset.

The Company has interest bearing deposits of approximately $17,650,000, on deposit at the FHLB at December 31, 2001.

The Bank maintains amounts in a correspondent bank account which, at times, may exceed federally insured limits. In the opinion of management, no material risk of loss exists due to the financial condition of the correspondent bank.

Note 15. Fair Values of Financial Instruments

The carrying amount and fair value of the Company's financial instruments as of December 31, 2001 and 2000, were as follows:

	2001		2000	
	Carrying Amount	Fair Value (nearest 000)	Carrying Amount	Fair Value (nearest 000)
Financial assets:				
Cash	$ 19,908,902	$ 19,909,000	$ 8,849,726	$ 8,850,000
Securities	31,365,731	31,366,000	43,351,850	43,352,000
Loans, net	307,981,424	308,913,000	318,025,782	320,667,000
Loans held for sale	1,605,710	1,625,000	498,387	507,000
Accrued interest receivable	1,913,557	1,914,000	2,257,153	2,257,000
Financial liabilities:				
Deposits	268,813,731	274,166,000	261,166,646	261,231,000
Borrowed funds	71,412,723	70,735,000	88,592,226	88,334,000
Accrued interest payable	422,686	423,000	601,309	601,000

Note 16. Reorganization and Conversion to Stock Ownership

Effective August 31, 1994, First Federal Savings Bank of Iowa (a mutual savings bank) reorganized such that its assets and liabilities were transferred to a newly formed stock savings bank and a federal mutual holding company was formed under the name of North Central Bancshares, Inc. The stock savings bank issued approximately 65% of its shares of stock to the mutual holding company and the remainder were sold in a public offering.

Persons who had membership or liquidation rights with respect to the mutual savings bank as of the date of reorganization shall, as long as they remain depositors of the Bank, continue to have such rights solely with respect to the mutual holding company after the reorganization.

Effective March 20, 1996, the mutual holding company and the Bank executed a Plan of Conversion and Agreement and Plan of Reorganization (the Plan). The Company became an Iowa corporation owning 100% of the stock of the Bank and offered shares to the public. The mutual holding company ceased to exist.

The Plan provided that when the conversion was completed, a "Liquidation Account" would be established in an amount equal to the amount of any dividends waived by the mutual holding company (totaling approximately $1,897,000), plus 65.5% of the Bank's total stockholders' equity, as reflected in its latest statement of financial condition in the final prospectus utilized in the conversion. The Liquidation Account is established to provide a limited priority claim to the assets of the Bank to qualifying depositors as of specified dates (Eligible Account Holders and Supplemental Eligible Account Holders) who continue to maintain deposits in the Bank after the conversion. In the unlikely event of a complete liquidation of the Bank, and only in such an event, Eligible Account Holders and Supplemental Eligible Account Holders would receive from the Liquidation Account a liquidation distribution based on their proportionate share of the then total remaining qualifying deposits.

Note 17. Earnings Per Common Share

Presented below is the reconciliation of the numerators and denominators of the computations for earnings per common share and earnings per common share - diluted, for the years ended December 31:

	2001	2000	1999
Numerator, income available to common stockholders	$ 4,474,863	$ 4,011,117	$ 4,200,175
Denominator:			
Weighted-average shares outstanding	1,823,100	2,042,140	2,660,629
Less unallocated ESOP	60,200	78,454	97,689
Weighted-average shares outstanding-basic	1,762,900	1,963,686	2,562,940
Dilutive effect of stock options	93,743	42,654	58,602
Weighted-average shares outstanding-assuming dilution	1,856,643	2,006,340	2,621,542
Basic earnings per common share	$ 2.54	$ 2.04	$ 1.64
Earnings per common share-assuming dilution	2.41	2.00	1.60

Note 18. Pending Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued two statements, Statement 141, *Business Combinations*, and Statement 142, *Goodwill and Other Intangible Assets,* which will potentially impact the Company's accounting for its reported goodwill and other intangible assets.

Statement 141:

- Eliminates the pooling method for accounting for business combinations.
- Requires that intangible assets that meet certain criteria be reported separately from goodwill.
- Requires negative goodwill arising from a business combination to be recorded as an extraordinary gain.

Statement 142:

- Eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life.
- Requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

On January 1, 2002, the Company will adopt FASB Statements 141 and 142. The adoption of these statements will eliminate goodwill amortization beginning on January 1, 2002, and is expected to increase reported earnings by $472,000 for the year ending December 31, 2002, and increase 2002 basic and diluted earnings per share by approximately $0.25, based on current shares outstanding.

Note 19. **North Central Bancshares, Inc. (Parent Company Only) Financial**

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash	$ 177,959	$ 346,592
Securities available-for-sale	279,018	464,049
Loan receivables, net	571,000	1,101,000
Investment in First Federal Savings Bank of Iowa	35,318,962	34,648,865
Income taxes receivable	83,013	71,629
Deferred taxes	-	6,215
Total assets	$ 36,429,952	$ 36,638,350
LIABILITIES AND EQUITY		
LIABILITIES		
Borrowed funds	$ 250,000	$ -
Dividend payable	256,587	240,235
Accrued expenses and other liabilities	399	-
Deferred taxes	10,217	-
Total liabilities	517,203	240,235
EQUITY		
Common stock	17,003	40,111
Additional paid-in capital	16,780,875	38,378,315
Retained earnings	19,402,706	33,345,852
Unearned shares, employee stock ownership plan	(477,826)	(646,912)
Accumulated other comprehensive income (loss)	189,991	(247,340)
Treasury stock, at cost	-	(34,471,911)
Total equity	35,912,749	36,398,115
Total liabilities and equity	$ 36,429,952	$ 36,638,350

STATEMENTS OF INCOME
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Operating income:			
Equity in net income of subsidiary	$ 4,525,221	$ 4,050,607	$ 4,173,425
Interest income	69,842	118,392	286,915
Gain (loss) on sale of securities available-for-sale, net	(933)	42	61,564
	4,594,130	4,169,041	4,521,904
Operating expenses:			
Interest expense	394	-	-
Salaries and employee benefits	33,250	47,400	45,750
Other	118,804	145,921	267,979
	152,448	193,321	313,729
Income before income taxes	4,441,682	3,975,720	4,208,175
Provision for income taxes (benefits)	(33,181)	(35,397)	8,000
Net income	$ 4,474,863	$ 4,011,117	$ 4,200,175

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,474,863	$ 4,011,117	$ 4,200,175
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of First Federal Savings Bank of Iowa	(4,525,221)	(4,050,607)	(4,173,425)
Dividends received from First Federal Savings Bank of Iowa	4,750,000	7,100,000	12,398,262
(Gain) loss on sale of securities available-for-sale	933	(42)	(61,564)
Change in deferred income taxes	(107,233)	(29,906)	43,318
Change in assets and liabilities:			
Income taxes receivable	(11,384)	(40,820)	(2,319)
Prepaid expenses and other assets	-	11,549	(963)
Accrued expenses and other liabilities	399	(32,639)	(14,490)
Net cash provided by operating activities	4,582,357	6,968,652	12,388,994
CASH FLOWS FROM INVESTING ACTIVITIES			
Net (increase) decrease in loan receivables	530,000	(150,000)	310,000
Proceeds from sale of securities available-for-sale	220,125	24,792	438,915
Purchase of securities available-for-sale	-	-	(15,125)
Net cash provided by (used in) investing activities	750,125	(125,208)	733,790
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in short-term borrowings	250,000	-	-
Purchase of treasury stock	(5,280,545)	(5,799,736)	(12,336,522)
Proceeds from issuance of treasury stock	557,640	54,470	-
Dividends paid	(1,028,210)	(941,692)	(1,005,553)
Net cash (used in) financing activities	(5,501,115)	(6,686,958)	(13,342,075)
Net increase (decrease) in cash	(168,633)	156,486	(219,291)
CASH			
Beginning	346,592	190,106	409,397
Ending	$ 177,959	$ 346,592	$ 190,106

Note 20. **Quarterly Results of Operations (Unaudited)**

	Year Ended December 31, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
Interest income	$ 7,040	$ 6,922	$ 6,894	$ 6,644
Interest expense	4,381	4,255	4,105	3,773
Net interest income	2,659	2,667	2,789	2,871
Provision for loan losses	30	60	60	60
Net interest income after provision for loan losses	2,629	2,607	2,729	2,811
Noninterest income:				
Fees and service charges	409	471	503	610
Abstract fees	302	378	388	438
Other income	328	386	377	502
Total noninterest income	1,039	1,235	1,268	1,550
Noninterest expense:				
Salaries and employee benefits	1,100	1,048	1,127	1,225
Premises and equipment	297	289	290	350
Data processing	106	117	117	130
SAIF deposit insurance premiums	13	13	13	11
Goodwill	118	118	118	118
Other	540	599	570	619
Total noninterest expense	2,174	2,184	2,235	2,453
Income before income taxes	1,494	1,658	1,762	1,908
Provision for income tax expense	513	548	608	678
Net income	$ 981	$ 1,110	$ 1,154	$ 1,230
Basic earnings per share	$ 0.53	$ 0.62	$ 0.66	$ 0.73
Diluted earnings per share	$ 0.51	$ 0.59	$ 0.62	$ 0.69

	Year Ended December 31, 2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
Interest income	$ 6,530	$ 6,731	$ 6,951	$ 7,071
Interest expense	3,786	4,030	4,356	4,535
Net interest income	2,744	2,701	2,595	2,536
Provision for loan losses	30	30	30	30
Net interest income after provision for loan losses	2,714	2,671	2,565	2,506
Noninterest income:				
Fees and service charges	354	380	424	434
Abstract fees	304	354	305	270
Other income	297	218	260	414
Total noninterest income	955	952	989	1,118
Noninterest expense:				
Salaries and employee benefits	1,043	992	1,005	1,063
Premises and equipment	237	245	283	327
Data processing	113	116	112	114
SAIF deposit insurance premiums	13	14	14	14
Goodwill	118	118	118	118
Other	588	625	546	650
Total noninterest expense	2,112	2,110	2,078	2,286
Income before income taxes	1,557	1,513	1,476	1,338
Provision for income tax expense	550	508	505	310
Net income	$ 1,007	$ 1,005	$ 971	$ 1,028
Basic earnings per share	$ 0.48	$ 0.51	$ 0.50	$ 0.55
Diluted earnings per share	$ 0.47	$ 0.50	$ 0.49	$ 0.53

Note 21. Restrictions on Cash and Due From Banks

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $1,220,000 and $962,000 at December 31, 2001 and 2000, respectively.

MANAGEMENT OF THE HOLDING COMPANY AND THE BANK

The Board of Directors of the Holding Company is divided into three classes, each of which contains approximately one-third of the Board. The Bylaws of the Holding Company currently authorize seven directors. Currently, all directors of the Holding Company are also directors of the Bank.

Directors

David M. Bradley, CPA is Chairman of the Board, President and Chief Executive Officer.

Melvin R. Schroeder was formerly the Vice President of Instruction at Iowa Central Community College in Fort Dodge, Iowa. Mr. Schroeder retired in 2001.

KaRene Egemo is the owner of Egemo Realty, Inc. in Fort Dodge, Iowa.

Robert H. Singer, Jr. is the co-owner of Calvert, Singer & Kelley Insurance Services, Inc., an insurance agency, in Fort Dodge, Iowa.

Mark Thompson is the owner of Mark Thompson, CPA, P.C. , in Fort Dodge, Iowa and has been a certified public accountant since 1978.

Craig R. Barnes is Executive Director of International Products for Principal Capital Management, a member of the Principal Financial Group. He has been employed with Principal in Des Moines, Iowa, since 1979.

Executive Officers Who are Not Directors

C. Thomas Chalstrom is Chief Operating Officer of the Bank and Executive Vice President of the Holding Company and the Bank.

Jean L. Lake is Secretary of the Holding Company and the Bank.

John L. Pierschbacher, CPA is Chief Financial Officer of the Bank and Treasurer of the Holding Company and the Bank.

Kirk A. Yung is Senior Vice President of the Holding Company and the Bank.

SHAREHOLDER INFORMATION

Price Range of the Company's Common Stock

The Company's Common Stock trades on The Nasdaq National Market System under the symbol "FFFD." The following table shows the high and low per share sales prices of the Company's Common Stock as reported by Nasdaq and the dividends declared per share during the periods indicated. Such quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Price Range ($)		
Quarter Ended	High	Low	Dividends Declared Per Share
2000			
First Quarter	$ 16.688	$ 12.750	$ 0.125
Second Quarter	14.750	13.750	0.125
Third Quarter	16.938	13.750	0.125
Fourth Quarter	17.750	16.625	0.125
2001			
First Quarter	20.375	17.250	0.15
Second Quarter	21.000	19.563	0.15
Third Quarter	23.260	20.950	0.15
Fourth Quarter	22.350	19.730	0.15

The Company's Common Stock was traded at $23.10 as of March 11, 2002.

Information Relating to the Company's Common Stock

As of March 11, 2002, the Company had 1,182 shareholders of record, which does include the number of persons or entities who hold their Common Stock in nominee or "street" name through various brokerage firms. As of such date 1,673,280 shares of the Common Stock were outstanding.

The Company's current quarterly dividend is $0.18 per share. The Board of Directors of the Company plans to maintain a regular quarterly dividend in the future and will continue to review the dividend payment amount in relation to the Company's earnings, financial condition and other relevant factors (such as regulatory requirements).

The Bank will not be permitted to pay dividends to the Holding Company on its capital stock if its shareholders' equity would be reduced below the amount required for the liquidation account. For information concerning federal regulations which apply to the Bank in determining the amount of proceeds which may be retained by the Company and regarding a savings institution's ability to make capital distributions including payment of dividends to its holding company, see Note 11 to the Consolidated Financial Statements.

Unlike the Bank, the Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders, although the source of such dividends will be dependent on the net proceeds retained by the Holding Company and earnings thereon and may be dependent, in part, upon dividends from the Bank. The Holding Company is subject to the requirements of Iowa law, which prohibit the Holding Company from paying a dividend if, after giving it effect, either of the following would result: (a) the Holding Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Holding Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Holding Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Annual Meeting

The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., Friday, April 26, 2002 at the Trolley Center, 900 Central Avenue, Fort Dodge, Iowa.

Stockholders and General Inquiries

David M. Bradley
North Central Bancshares, Inc.
c/o First Federal Savings Bank of Iowa
825 Central Avenue
Fort Dodge, Iowa 50501
(515) 576-7531
www.firstfederaliowa.com

Stock Exchange

The Company's Common Shares are listed under the symbol "FFFD" on NASDAQ.

General Counsel

Johnson, Erb, Bice,
Kramer, Good & Mulholland, P.C.
809 Central Avenue
Fort Dodge, Iowa 50501

Special Counsel

Thacher Proffitt & Wood
1700 Pennsylvania Avenue, N.W., Suite 800
Washington, D.C. 20006

Independent Auditor

McGladrey & Pullen, LLP
400 Locust Street Suite 640
Des Moines, Iowa 50309

Transfer Agent

Computershare Investor Services
12039 West Alameda Parkway Suite Z
Lakewood, Colorado 80228
(303) 986-5400
e-mail: inquire@computershare.com
www.computershare.com

Publications - Annual Report on Form 10-K

A copy of the Company's Form 10-K (without exhibits) for the fiscal year ended December 31, 2001 will be furnished without charge to shareholders as of March 11, 2002 upon written request to Jean L. Lake, Corporate Secretary, North Central Bancshares, Inc., c/o First Federal Savings Bank of Iowa, 825 Central Avenue, Fort Dodge, Iowa 50501. The Form 10-K report is available online through the SEC Electronic Data Gathering, Analysis and Retrieval (EDGAR) filings.

Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders with the ability to reinvest automatically their cash dividends in additional shares of North Central Bancshares, Inc. common stock. This plan also provides shareholders the opportunity to make quarterly cash purchases of additional shares of the Company's common stock.

For more information, contact Computershare Investor Services (see address above) or visit Computershare's Web site at www.asttrust.com.

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First Federal Savings Bank
OF IOWA
First for You!

www.firstfederaliowa.com

Fort Dodge
825 Central
515-576-7531

Fort Dodge
201 So. 25th St.
515-576-3177

Nevada
404 Lincoln Hwy.
515-382-5408

Ames
316 So. Duff
515-232-4304

Perry
1111 - 141st St.
515-465-3187

Ankeny
1802 Delaware
515-963-4480

Burlington
1010 No. Roosevelt
319-754-6521

Burlington
321 No. Third St.
319-754-7517

Mt. Pleasant
102 So. Main
319-385-8000